2016
PENGROWTH ENERGY CORPORATION
ANNUAL REPORT

PENGROWTH

TABLE OF CONTENTS

President's Message	1
Summary of Financial & Operating Results	3
Management's Discussion & Analysis	4
Management's Report to Shareholders	43
Auditor's Reports	44
Consolidated Financial Statements	48
Notes to the Consolidated Financial Statements	52
Corporate Profile	IBC

OPERATING MEASURES

Years ended December 31	2016	2015	2014	2013	2012
AVERAGE DAILY PRODUCTION					
Light oil (bbl/d)	11,736	16,329	21,228	27,061	28,005
Heavy oil (bbl/d)	15,585	15,914	8,251	8,355	6,514
Natural gas liquids (bbl/d)	7,763	8,619	10,130	10,476	10,731
Natural gas (Mcf/d)	131,847	183,276	202,076	231,812	242,992
Total (boe/d)	57,058	71,409	73,288	84,527	85,748
Annual (MMboe)	20.9	26.1	26.8	30.9	31.4
AVERAGE BENCHMARK PRICES					
WTI oil (Cdn $/bbl)	57.32	62.11	102.44	101.07	94.15
Edmonton par light oil (Cdn $/bbl)	53.05	57.20	94.50	93.47	86.29
WCS heavy oil (Cdn $/bbl)	38.96	44.79	81.03	75.14	72.69
NYMEX gas (Cdn $/MMBtu)	3.38	3.35	4.71	3.82	2.83
AECO monthly gas (Cdn $/MMBtu)	2.09	2.77	4.42	3.16	2.40
Average currency (Cdn $1 = U.S.$)	0.75	0.78	0.91	0.97	1.00
AVERAGE SALES PRICES EXCLUDING RISK MANAGEMENT					
Light oil ($/bbl) [1]	50.24	54.06	92.10	89.68	82.60
Heavy oil ($/bbl) [1]	30.19	37.75	75.21	67.98	65.94
Natural gas liquids ($/bbl)	22.60	24.29	52.17	55.81	57.92
Natural gas ($/Mcf)	2.25	3.00	4.74	3.19	2.35
Average price (includes other income)($/boe)	27.11	31.88	55.96	51.64	46.47
AVERAGE NETBACKS EXCLUDING RISK MANAGEMENT [1] [2]					
Operating netback ($/boe)	10.40	12.42	29.24	26.13	22.96
Light oil ($/bbl)	26.07	27.79	54.24	52.28	47.83
Heavy oil ($/bbl)	17.88	19.99	43.18	37.60	36.55
Natural gas liquids ($/bbl)	2.24	2.07	22.28	25.40	28.53
Natural gas ($/Mcf)	(0.18)	0.34	1.83	0.73	0.16
OPERATING NETBACK INCLUDING RISK MANAGEMENT [1] [2]	28.87	24.97	25.64	24.35	23.67
CAPITAL EXPENDITURES ($ millions)	64.4	183.8	904.0	695.8	467.4
RESERVES (proved plus probable)					
Reserves at year end (MMboe)	608.5	569.1	557.4	477.4	512.0

[1] Comparative figures restated to conform to presentation in the current period.
[2] See definition under section "Non-GAAP Financial Measures".

President’s Message
To our shareholders,

Exercising prudency in an uncertain environment was the game plan for 2016. We remained proactive in managing our business to ensure that we maintained sufficient financial flexibility to weather the economic turmoil. Early in the year, we announced the suspension of our dividend and adopted a lean capital program for the year with no development activity in an effort to conserve capital. We reduced costs across all segments of our business and focused our efforts on reducing outstanding debt and improving the strength of our balance sheet. Lastly, through targeted and calculated efforts, we materially enhanced the liquidity of the Company heading into 2017, thus positioning the Company to materially reduce its outstanding debt early in 2017.
Operationally, we continued to deliver strong results, despite the reduced level of spending in 2016. Our teams did an exceptional job to drive improvement in every aspect of our company to deliver strong production performance. These efforts resulted in us achieving full year average daily production of 57,058 barrels of oil equivalent (boe) per day, which was at the mid-point of the Company’s production guidance of 56,000 to 58,000 boe per day. This level of production, excluding the impacts of disposition volumes year over year, represented a decline of approximately nine percent from 2015 levels, demonstrating the quality and resilience of Pengrowth’s low decline asset base.
Performance at our flagship Lindbergh thermal asset, continued to be robust with full year average daily production of 15,296 barrels (bbl) per day at an average steam oil ration of 2.39. The project continues to materially outperform its nameplate capacity of 12,500 bbl per day. Building on the success we have achieved thus far at Lindbergh, we have included in our 2017 capital program, a Lindbergh optimization program. The program will see the Company drill the first new wells into the project since commercial production commenced in April of 2015.
In May 2016, we received Environmental Protection and Enhancement Act (EPEA) approval for the Phase Two expansion of our Lindbergh thermal production to an aggregate of 30,000 bbl per day. In February 2017, we submitted a scheme amendment and an EPEA update to increase the maximum production following the Phase Two development to an aggregate of 40,000 bbl per day.
We were also successful in growing our reserve base in 2016 with Proved Reserves growing by 33.7 million boe to 285.8 million boe, representing a 13 percent increase from year end 2015. Our Proved plus Probable Reserves also grew by 39.4 million boe to 608.5 million boe, representing a seven percent increase from year end 2015.
The growth in reserves resulted in the net present value of future net revenue, before income tax, discounted at 10 percent, increasing 39 percent from year end 2015, to $4.5 billion for Proved plus Probable Reserves. This translated into a net asset value per share of $6.30, an approximate 70 percent increase from 2015 year end value of $3.75 per share.
In 2016, we reduced costs in response to the weak commodity prices and these significant cost reductions are evident across all areas of our business, when compared 2015. In total, we were successful in reducing our aggregate costs by $125 million through a reduction in operating expenses of $96.7 million (26 percent), cash general and administrative expenses falling by $16.6 million (19 percent) and transportation expenses falling by $11.8 million (26 percent) compared to the same period in 2015. These realized cost savings are expected to be sustainable going forward.
We also made substantial progress on our debt reduction efforts in the year and were able to repay $108 million of debt outstanding on the credit facilities and finished the year with $287 million of cash on hand. The cash position grew to approximately $530 million by January 6, 2017, following the sale of a four percent Gross Overriding Royalty on our Lindbergh Thermal Project. With the increased cash on hand, we expect to be in a position to materially reduce our outstanding debt early in 2017, reducing our proforma debt to approximately $1.1 billion, representing an approximate 32 percent decrease in indebtedness from December 31, 2015 levels. This decrease in debt is also expected to reduce our interest expenses on an annualized basis by more than $30 million per year.

PENGROWTH 2016 President's Message	1

In 2017 we will seek additional financial flexibility from asset sales as a means to high grade our portfolio while reducing our outstanding debt and delevering our balance sheet. These efforts will ultimately position Pengrowth to capitalize on a portfolio of focused core assets that are expected to deliver long-term growth in production and reserves.
On behalf of our Board of Directors, management and all of our employees, I would like to take this opportunity to thank all of our shareholders for their continued support. As well, I want to thank all of our employees across the company for all their hard work, efforts and the significant results that were achieved on behalf of our shareholders.

Sincerely,

Derek W. Evans
President and Chief Executive Officer
February 28, 2017

PENGROWTH 2016 President's Message	2

SUMMARY OF FINANCIAL & OPERATING RESULTS

	Three months ended			Twelve months ended
(monetary amounts in millions except per boe and per share amounts)	Dec 31, 2016	Dec 31, 2015	% Change	Dec 31, 2016	Dec 31, 2015	% Change
PRODUCTION
Average daily production (boe/d)	54,354	67,934	(20)	57,058	71,409	(20)
FINANCIAL
Funds flow from operations (1) (2) (3) (4)	$111.7	$114.2	(2)	$429.7	$459.3	(6)
Funds flow from operations per share (1) (2) (3) (4)	$0.20	$0.21	(5)	$0.79	$0.85	(7)
Oil and gas sales	$169.2	$169.1	—	$566.2	$830.8	(32)
Oil and gas sales per boe	$33.84	$27.06	25	$27.11	$31.88	(15)
Realized commodity risk management gains (losses) (2)	$77.2	$97.7	(21)	$385.7	$327.0	18
Realized commodity risk management gains (losses) per boe (2)	$15.44	$15.63	(1)	$18.47	$12.55	47
Operating expenses	$70.0	$81.4	(14)	$275.4	$372.1	(26)
Operating expenses per boe	$14.00	$13.02	8	$13.19	$14.28	(8)
Royalty expenses	$14.1	$19.1	(26)	$40.0	$89.5	(55)
Royalty expenses per boe	$2.82	$3.06	(8)	$1.91	$3.43	(44)
Royalty expenses as a percent of sales	8.3%	11.3%		7.1%	10.8%
Operating netback per boe (1)	$30.82	$25.07	23	$28.87	$24.97	16
Cash G&A expenses (1)	$17.8	$15.8	13	$70.4	$87.0	(19)
Cash G&A expenses per boe (1)	$3.56	$2.53	41	$3.37	$3.34	1
Capital expenditures	$28.4	$19.1	49	$64.4	$183.8	(65)
Net cash proceeds from dispositions	$10.6	$183.4	(94)	$58.9	$209.6	(72)
Dividends paid	$—	$5.5	(100)	$—	$122.3	(100)
Dividends paid per share	$—	$0.01	(100)	$—	$0.23	(100)
Number of shares outstanding at period end (000's)	547,709	543,033	1	547,709	543,033	1
Weighted average number of shares outstanding (000's)	547,708	543,033	1	546,566	539,951	1
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (1)	$45.3	$(463.4)	(110)	$48.0	$(811.4)	(106)
Net income (loss)	$(92.4)	$(468.6)	(80)	$(293.7)	$(1,093.1)	(73)
Net income (loss) per share	$(0.17)	$(0.86)	(80)	$(0.54)	$(2.02)	(73)
CASH AND CASH EQUIVALENTS	$286.7	—		$286.7	—
DEBT
Senior debt				$1,560.7	$1,719.5	(9)
Convertible debentures				$126.6	$137.0	(8)
Total debt before working capital (5)				$1,687.3	$1,856.5	(9)
PROVED PLUS PROBABLE RESERVES
Light oil (Mbbls)				57,032	68,510	(17)
Heavy oil (Mbbls)				317,909	273,194	16
Natural gas liquids (Mbbls)				36,109	28,477	27
Natural gas (Bcf)				1,185	1,194	(1)
Total oil equivalent (Mboe)				608,549	569,126	7
CAPITAL PERFORMANCE (1)
Finding & Development Cost ("F&D") per boe (6)				$3.38	$7.12	(53)
Recycle ratio (7)				8.5	3.5	143

(1)	See definition under sections "Additional GAAP Measures", "Non-GAAP Financial Measures" and "Operational Measures".

(2)
Three and twelve months ended December 31, 2016 include $35.6 million or $7.12/boe and $77.2 million or $3.70/boe, respectively, of gains related to the early settlement of commodity risk management contracts.

(3)
Funds flow from operations for the three and twelve months ended December 31, 2016 exclude $47.0 million of gains related to the early settlement of foreign exchange swap contracts as this was considered a financing activity.

(4)
Funds flow from operations for the three and twelve months ended December 31, 2015 exclude $0.2 million and $94.1 million, respectively, of gains related to the 2015 settlement of foreign exchange swap contracts as these were considered financing activities.

(5)	Includes credit facilities, current and long term portions of senior unsecured notes and convertible debentures, as applicable. Excludes letters of credit and finance leases.

(6)	Includes changes in Future Development Costs ("FDC") and based on proved plus probable reserves.

(7)	Calculated as operating netback, including commodity risk management, per boe divided by F&D costs per boe based on proved plus probable reserves.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.
Note regarding oil production: references to light oil contained within this report include light and medium oil, and heavy oil refers to heavy oil and bitumen.

PENGROWTH 2016 Summary of Financial & Operating Results	3

MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2016 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to February 28, 2017.
Pengrowth’s fourth quarter and annual results for 2016 are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The financial and operating results from property dispositions are included in Pengrowth’s results up to the time of closing for each disposition.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt, "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point and "AESO" refers to Alberta power price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, Asset Retirement Obligations ("ARO"), remediation, reclamation and abandonment expenses, clean-up and remediation costs, capital expenditures, development activities, cash General and Administrative Expenses ("G&A"), Lindbergh expansion plans, production capacity, anticipated low costs and sustaining capital and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants and our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by government authorities, including the imposition or reassessment of taxes including changes in income taxes and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation and the impact of carbon taxes. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The audited Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of audited Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the audited Consolidated Financial Statements and revenues and expenses during the reporting period. Actual results could differ from those estimated.
In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the audited Consolidated Financial Statements is described below:
Estimating oil and gas reserves
Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually and contingent resources on an ad hoc basis. Reserves form the basis for the calculation of depletion charges, while oil and gas reserves and contingent resources are used in the assessment of impairment of goodwill and oil and gas assets. Reserves and contingent resources are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).
Proved plus probable reserves are defined as the "best estimate" of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth's plans with respect to future development or operating practices.

PENGROWTH 2016 Management's Discussion and Analysis	4

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources do not constitute, and should not be confused with, reserves.
Determination of Cash Generating Units ("CGUs")
CGUs are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.
Asset Retirement Obligations
Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth's wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work, the inflation assumption, and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision. Pengrowth uses the 30 year Canadian Government long term bond rate to estimate its ARO discount rate.
Pengrowth’s ARO risk free discount rate was 2.3 percent at December 31, 2016 remaining unchanged from December 31, 2015.
Impairment testing
CGUs that have associated goodwill are tested for impairment at least annually and CGUs with or without associated goodwill are tested when there is an indication of impairment. The test is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. Undeveloped land, contingent resources and infrastructure may also be considered. The impairment assessment of goodwill is based on the estimated recoverable amount of the related CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods. There was no remaining goodwill balance at December 31, 2016 or December 31, 2015.
Fair value of risk management contracts
Pengrowth records risk management contracts at fair value with changes in fair value recognized in the Consolidated Statements of Income (Loss). The fair values are determined using observable market data and external counterparty information.
Valuation of trade and other receivables, and prepayments to suppliers
Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.
COMPARATIVE FIGURES
Certain comparative figures have been restated to conform to the current period presentation.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations as reported as a subtotal in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures, but after interest and financing charges are deducted. Pengrowth considers this to be a key performance measure as it represents its ability to generate sufficient cash flow to fund capital investments and repay debt.
Funds flow from operations per share is calculated as funds flow from operations divided by weighted average number of shares outstanding for the period.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
Operating netbacks do not have standardized meanings prescribed by GAAP. Pengrowth’s operating netbacks have been calculated by taking oil and gas sales, royalties, operating and transportation expenses as well as realized commodity risk management balances, as applicable, directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics as per the Financial Resources and Liquidity section of this MD&A. These metrics are: senior debt before working capital to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA"); total debt before working capital to Adjusted EBITDA; Adjusted EBITDA to interest expense; and senior debt before working capital as a percentage of total book capitalization. For the purposes of covenant calculations only, convertible debentures, letters of credit and finance leases are incorporated in senior and total debt before working capital for covenant purposes. Total book capitalization is the sum of senior debt before working capital for covenant purposes and shareholders' equity.
Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after-tax effect of non-cash changes in fair value of commodity and power risk management contracts as well as unrealized foreign exchange gains and losses that may significantly impact net income (loss) from period to period.
Payout ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by funds flow from operations.
Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations. Cash and non-cash G&A expenses per boe are calculated by dividing cash and non-cash G&A expenses by production for the period.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.
Recycle ratio is a measure of value creation for each dollar spent. This measure is calculated as operating netback per boe divided by Finding and Development ("F&D") cost per boe and can also be calculated using Finding, Development & Acquisition ("FD&A") cost per boe. Recycle ratio can be calculated including or excluding Future Development Costs ("FDC") and commodity risk management.
Steam Oil Ratio ("SOR") measures the rate of steam required to produce a barrel of bitumen. This can be expressed either as an average or at a point in time.
These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH 2016 Management's Discussion and Analysis	5

2016 ACTUAL RESULTS VS. 2016 GUIDANCE
The following table provides a summary of Pengrowth's actual results compared to 2016 Guidance:

	2016 Actual	2016 Guidance (1)
Production (boe/d)	57,058	56,000 - 58,000
Capital expenditures ($ millions)	64.4	60 - 70
Royalty expenses (% of sales)	7.1	7 - 8
Operating expenses ($/boe)	13.19	13.50 - 14.25
Cash G&A expenses ($/boe)	3.37	2.75 - 3.25

(1)	Per boe estimates based on high and low ends of production Guidance.
2016 average daily production of 57,058 boe/d was at the mid-point of 2016 Guidance.
2016 capital expenditures amounted to $64.4 million which was within 2016 Guidance.
2016 royalty expenses as a percentage of sales were within 2016 Guidance.
2016 operating expenses per boe were slightly below 2016 Guidance, driven by Pengrowth's continued focus on cost reduction efforts.
2016 cash G&A expenses per boe were slightly above 2016 Guidance primarily due to the mark-to-market impact of the cash-settled Long Term Incentive Plans ("LTIP"). This was driven by the increase in Pengrowth's share price.
2017 GUIDANCE
The following table provides Pengrowth's previously announced 2017 Guidance:

2017 Guidance (1) (2)
Production (boe/d)	50,000 - 52,000
Capital expenditures ($ millions)	125
Funds flow from operations ($ millions)	195
Royalty expenses (% of sales)	9.0
Operating expenses ($/boe)	13.25 - 13.75
Cash G&A expenses ($/boe)	3.50 - 4.00

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	Based on WTI price of U.S.$55/bbl, AECO natural gas price of Cdn$3.25/Mcf and an exchange rate of Cdn$1 = U.S.$0.74.

PENGROWTH 2016 Management's Discussion and Analysis	6

FINANCIAL HIGHLIGHTS

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Production (boe/d)	54,354	55,137	67,934	57,058	71,409
Capital expenditures	28.4	15.3	19.1	64.4	183.8
Funds flow from operations (1) (2) (3) (4)	111.7	122.7	114.2	429.7	459.3
Operating netback ($/boe) (5)	30.82	32.13	25.07	28.87	24.97
Adjusted net income (loss)	45.3	18.6	(463.4)	48.0	(811.4)
Net income (loss)	(92.4)	(52.9)	(468.6)	(293.7)	(1,093.1)

(1)
Funds flow from operations for the three and twelve months ended December 31, 2016 include $35.6 million and $77.2 million, respectively, of gains related to the early settlement of commodity risk management contracts.

(2)	Funds flow from operations for the three months ended September 30, 2016 includes $41.6 million of gains related to the early settlement of commodity risk management contracts.

(3)
Funds flow from operations for the three and twelve months ended December 31, 2016 exclude $47.0 million of gains related to the early settlement of foreign exchange swap contracts as this was considered a financing activity.

(4)
Funds flow from operations for the three and twelve months ended December 31, 2015 exclude $0.2 million and $94.1 million, respectively, of gains related to the 2015 settlement of foreign exchange swap contracts as these were considered financing activities.

(5)	Includes realized commodity risk management.
During 2016, Pengrowth early settled commodity risk management contracts for total proceeds of $77.2 million of which $41.6 million was early settled in the third quarter of 2016 and $35.6 million was early settled in the fourth quarter of 2016. See Commodity Prices section of this MD&A for more information.
During the fourth quarter of 2016, Pengrowth also monetized gains on U.S.$920.0 million of foreign exchange swap contracts for proceeds of Cdn$47.0 million. Pengrowth subsequently entered into new swap contracts and at December 31, 2016 held the amount of U.S.$920.0 million of swap contracts at a weighted average rate of U.S.$0.75 per Cdn$1. These proceeds, in addition to funds flow exceeding capital expenditures, brought Pengrowth’s cash balance to $286.7 million at December 31, 2016 with no amounts drawn on its $1.0 billion credit facility. See Foreign Currency Gains (Losses) section of this MD&A for more information.
Funds Flow from Operations

($ millions)	Q3/16 vs. Q4/16		% Change	Q4/15 vs. Q4/16		% Change	2015 vs. 2016		% Change
Funds flow from operations for comparative period (1) (2)	Q3/16	122.7		Q4/15	114.2		2015	459.3
Increase (decrease) due to:
Volumes		(2.5)	(2)		(33.6)	(29)		(157.2)	(34)
Prices including differentials		26.3	21		35.7	31		(100.5)	(22)
Realized commodity risk management (1) (3)		(27.2)	(22)		(20.5)	(18)		58.7	13
Other income including sulphur		(0.2)	—		(2.0)	(2)		(6.9)	(2)
Royalties		(4.1)	(3)		5.0	5		49.5	11
Expenses:
Operating		(1.4)	(1)		11.4	10		96.7	21
Cash G&A		(3.0)	(3)		(2.0)	(2)		16.6	4
Interest & financing		—	—		1.6	1		(1.6)	—
Other - including transportation		1.1	1		1.9	2		15.1	3
Net change		(11.0)	(9)		(2.5)	(2)		(29.6)	(6)
Funds flow from operations (3) (4)	Q4/16	111.7		Q4/16	111.7		2016	429.7

(1)	Funds flow from operations for the three months ended September 30, 2016 includes $41.6 million of gains related to the early settlement of commodity risk management contracts.

(2)
Funds flow from operations for the three and twelve months ended December 31, 2015 exclude $0.2 million and $94.1 million, respectively, of gains related to the 2015 settlement of foreign exchange swap contracts as these were considered financing activities.

(3)
Funds flow from operations for the three and twelve months ended December 31, 2016 include $35.6 million and $77.2 million, respectively, of gains related to the early settlement of commodity risk management contracts.

(4)
Funds flow from operations for the three and twelve months ended December 31, 2016 exclude $47.0 million of gains related to the early settlement of foreign exchange swap contracts as this was considered a financing activity.

Pengrowth's fourth quarter of 2016 funds flow from operations decreased 9 percent from the third quarter of 2016 driven by lower realized commodity risk management gains, combined with higher royalties, cash G&A and lower

PENGROWTH 2016 Management's Discussion and Analysis	7

volumes. This was partly offset by improved crude oil and natural gas commodity prices. Fourth quarter of 2016 realized commodity risk management gains were $27.2 million lower compared to the third quarter of 2016 primarily due to improved benchmark prices.
Fourth quarter 2016 funds flow from operations decreased 2 percent compared to the fourth quarter 2015 primarily due to a decrease in volumes combined with a decrease in realized commodity risk management gains. This was largely offset by an increase in commodity prices, lower operating expenses and lower royalties. Full year 2016 funds flow from operations decreased 6 percent compared to the same period in 2015 due to lower volumes and commodity prices, largely offset by lower operating expenses combined with increased realized commodity risk management gains, lower royalties and lower cash G&A.
Net Income (Loss)
Pengrowth recorded a net loss of $92.4 million in the fourth quarter of 2016, which was $39.5 million higher than the net loss of $52.9 million in the third quarter of 2016. This was primarily due to a decrease in fair value of commodity risk management contracts as a result of the forward price curve increase on the remaining risk management contracts, and the unrealized foreign exchange loss from the translation of the U.S. dollar denominated term debt driven by the weakening of the Canadian dollar, relative to the third quarter of 2016.
Fourth quarter and full year 2016 net losses were lower by $376.2 million and $799.4 million, respectively, compared to the same periods last year mainly due to the absence of the impairment charges recorded in 2015.
Adjusted Net Income (Loss)
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses.
The following table provides a reconciliation of net income (loss) to adjusted net income (loss):

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Net income (loss)	(92.4)	(52.9)	(468.6)	(293.7)	(1,093.1)
Exclude non-cash items from net income (loss):
Change in fair value of commodity and power risk management contracts	(104.4)	(84.8)	35.5	(422.8)	(49.4)
Unrealized foreign exchange gain (loss) (1)	(61.6)	(9.7)	(25.0)	(33.4)	(235.2)
Tax effect on non-cash items above	28.3	23.0	(15.7)	114.5	2.9
Total excluded	(137.7)	(71.5)	(5.2)	(341.7)	(281.7)
Adjusted net income (loss)	45.3	18.6	(463.4)	48.0	(811.4)

(1)	Relates to the foreign denominated debt net of associated foreign exchange risk management contracts.

The following table represents a continuity of adjusted net income (loss):

($ millions)	Q3/16 vs. Q4/16		Q4/15 vs. Q4/16		2015 vs. 2016
Adjusted net income (loss) for comparative period	Q3/16	18.6	Q4/15	(463.4)	2015	(811.4)
Funds flow from operations increase (decrease)		(11.0)		(2.5)		(29.6)
DD&A and accretion expense (increase) decrease		12.4		29.9		107.4
Impairment charges decrease		—		518.5		1,000.5
Realized foreign exchange gain on settled FX swaps increase (decrease)		47.0		46.8		(47.1)
Loss on property dispositions (increase) decrease		(4.0)		65.0		71.0
Other		(7.4)		(6.5)		(1.9)
Estimated tax on above including tax rate change		(10.3)		(142.5)		(240.9)
Net change		26.7		508.7		859.4
Adjusted net income (loss)	Q4/16	45.3	Q4/16	45.3	2016	48.0
Pengrowth posted adjusted net income of $45.3 million in the fourth quarter of 2016 compared to the adjusted net income of $18.6 million in the third quarter of 2016. The $26.7 million improvement was primarily due to the Cdn$47.0

PENGROWTH 2016 Management's Discussion and Analysis	8

million early settlement of U.S. dollar swap contracts and lower DD&A expense, partly offset by lower funds flow from operations.
Fourth quarter of 2016 adjusted net income of $45.3 million represented a $508.7 million improvement compared to the same period last year primarily due to the absence of the non-cash impairment charges of $518.5 million (approximately $414 million after-tax) recorded in the fourth quarter of 2015.
Full year 2016 adjusted net income of $48.0 million represented a $859.4 million improvement from the same period last year, primarily driven by the absence of the non-cash impairment charges of $1,000.5 million (approximately $789 million after-tax) recorded in 2015, lower DD&A expense and decrease in loss on property dispositions. This was partly offset by a lower realized foreign exchange gain from the early settlement of U.S. dollar swap contracts and lower funds flow from operations year over year.
Sensitivity of Funds Flow from Operations to Commodity Prices
The following table illustrates the sensitivity of funds flow from operations to increases in commodity prices after taking into account Pengrowth’s commodity risk management contracts and outlook on oil differentials. See Note 17 to the December 31, 2016 audited Consolidated Financial Statements for more information on Pengrowth's risk management contracts. The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2)	U.S.$/bbl	$53.32	$1.00
Light oil				4.8
Heavy oil				7.3
Oil risk management (3)				(7.4)
NGLs				2.9
Net impact of U.S.$1/bbl increase in WTI				7.6
Oil differentials
Light oil	U.S.$/bbl	$3.37	$1.00	(4.8)
Heavy oil	U.S.$/bbl	$15.02	$1.00	(7.3)
Physical oil differential risk management				6.2
Net impact of U.S.$1/bbl increase in differentials				(5.9)
AECO Natural Gas (2)	Cdn$/Mcf	$3.24	$0.10
Natural gas				4.0
Natural gas risk management (3)				(0.2)
Net impact of Cdn$0.10/Mcf increase in AECO				3.8

(1)
Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time. The exchange rate at January 25, 2017 of Cdn$1 = U.S.$0.74 was used for the 12 month period.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at January 25, 2017 and does not include the impact of commodity risk management contracts.

(3)	Includes commodity risk management contracts as at December 31, 2016.

FINANCIAL RESOURCES AND LIQUIDITY
Capital Resources
Cash On Hand
Pengrowth’s cash balance was $286.7 million at December 31, 2016 resulting from surplus funds flow, including proceeds from risk management contracts, over capital spending. During 2016, Pengrowth early settled the majority of its 2017 to 2019 commodity risk management contracts for total proceeds of $77.2 million. In addition, Pengrowth early settled swap contracts that fixed the foreign exchange rate on its U.S. dollar denominated term debt for proceeds of Cdn$47.0 million in the fourth quarter of 2016.

PENGROWTH 2016 Management's Discussion and Analysis	9

Subsequent to December 31, 2016, Pengrowth entered into an agreement for the sale of a 4.0 percent gross overriding royalty ("GORR") interest on its Lindbergh thermal property and certain seismic assets for $250 million cash consideration. Cash on hand in early January 2017, including the GORR and seismic proceeds, totaled approximately $537 million. See Note 22 to the December 31, 2016 audited Consolidated Financial Statements for additional information regarding this transaction which closed in January of 2017.
Debt Maturities
The Company has two scheduled debt maturities in 2017. The convertible debentures in the amount of $126.6 million mature on March 31, 2017, and one tranche of senior unsecured notes is due on July 26, 2017 in the amount of U.S.$400.0 million. As announced on February 21, 2017, Pengrowth plans to use its cash on hand to repay the $126.6 million convertible debenture on March 31, 2017 and early repay U.S.$300.0 million of the U.S.$400.0 million senior unsecured notes on March 30, 2017. Following these payments, Pengrowth's pro forma debt will be reduced to approximately $1.1 billion assuming February 21, 2017 exchange rates.
Credit Facilities
Pengrowth has in place a $1.0 billion revolving, committed credit facility (“Credit Facility”) supported by a syndicate of eleven international and domestic banks in addition to a $50 million demand facility (“Demand Facility”) issued by a large Canadian financial institution. The Credit Facility was renewed in March 2015 and matures on March 31, 2019. Pengrowth can access the unutilized portion of the Credit Facility, provided it remains in compliance with all financial covenants.
Pengrowth's extendible revolving term Credit Facility had a $nil balance at December 31, 2016 (December 31, 2015 - $104.0 million) and $44.9 million of outstanding letters of credit (December 31, 2015 - $21.6 million). When utilized, the Credit Facility appears on the Consolidated Balance Sheets as long term debt.
Pengrowth's Demand Facility had a $nil balance at December 31, 2016 (December 31, 2015 - $2.5 million) and $6.4 million of outstanding letters of credit (December 31, 2015 - $1.4 million). When utilized, together with any overdraft amounts, the Demand Facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
Together, these two facilities provided Pengrowth with up to $1.0 billion of combined notional credit capacity at December 31, 2016. Use of the remaining credit capacity is subject to compliance with all financial covenants.
Financial Covenants
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all relevant times during the preceding twelve months and at December 31, 2016. Details of the calculations follow in the Covenant Calculations table of this section.
The Corporation's ratio of trailing twelve month senior debt to Adjusted EBITDA increased to 3.1 times at December 31, 2016 from 2.9 times at December 31, 2015 as the impact of a decrease in Adjusted EBITDA outweighed the decrease in senior debt for covenant purposes at December 31, 2016. The Corporation’s senior debt before working capital to total book capitalization was at 54.5 percent at December 31, 2016, up from 51.6 percent at December 31, 2015. The covenant calculation does not allow cash on hand to be netted against debt. Netting the $286.7 million of cash on hand would have resulted in the senior debt before working capital to total book capitalization ratio to be 50.0 percent at December 31, 2016, and 51.6 percent at December 31, 2015. For the reporting period of December 31, 2016, Pengrowth received a waiver from the holders of its senior unsecured notes for the senior debt before working capital as a percent of total book capitalization ratio. On February 9, 2017 the senior debt before working capital to total book capitalization covenant in the term Credit Facility was permanently removed effective December 31, 2016. Pengrowth's senior debt is expected to be reduced to approximately $1.1 billion by March 31, 2017 with the $126.6 million repayment of the convertible debentures and U.S.$300.0 million of senior unsecured notes using cash on hand.
After the above debt repayments, Pengrowth anticipates it will remain in compliance with its covenants through the end of 2018. In order to comply with certain financial covenants in its senior unsecured notes and term credit facilities through 2017 and 2018, Pengrowth has run a scenario, that accesses the capital markets before the end of 2017, and includes an improvement in realizations for oil and natural gas. Pengrowth is also continuing with its efforts to sell various assets and to use the proceeds to reduce debt as an alternative way to remain in compliance with its debt covenants. The Company remains confident in its ability to complete additional transactions to further advance its debt reduction objectives.

PENGROWTH 2016 Management's Discussion and Analysis	10

However, if the Company is unable to obtain permanent waivers or relaxation of its debt covenants and is not able to remain in compliance with them, the senior unsecured notes and credit facilities may become due on demand and the undrawn portion of the credit facilities would no longer be available to the Company. Should a significant reduction in equity, such as from impairment charges or other losses occur in the future, the senior debt to total book capitalization covenant ratio of 55 percent in the senior unsecured notes could be exceeded. All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
Covenant Calculations

Twelve month trailing actual covenants (1):		Dec 31, 2016	Dec 31, 2015	Limit
Senior debt before working capital to Adjusted EBITDA	=A÷D	3.1	2.9	< 3.5 times
Total debt before working capital to Adjusted EBITDA	=A÷D	3.1	2.9	< 4.0 times
Senior debt before working capital as a percentage of total book capitalization	=A÷B	54.5%	51.6%	< 55% (2)
Adjusted EBITDA to interest expense	=D÷C	5.5	6.2	> 4 times
As at:
($ millions)		Dec 31, 2016	Dec 31, 2015	Change
Credit facilities (3)		—	107.7	(107.7)
Senior unsecured notes (4)		1,560.7	1,611.8	(51.1)
Convertible debentures (4) (5)		126.6	137.0	(10.4)
Total debt before working capital (4)		1,687.3	1,856.5	(169.2)
Finance leases (5)		37.9	4.3	33.6
Letters of credit (5)		51.3	23.0	28.3
Senior debt before working capital for covenant purposes (4) (5)	A	1,776.5	1,883.8	(107.3)

Total book capitalization (6)	B	3,261.5	3,648.8	(387.3)
Twelve months trailing:
($ millions)
Net income (loss)		(293.7)	(1,093.1)	799.4
Add (deduct):
Interest and financing charges	C	105.5	103.9	1.6
Deferred income tax expense (recovery)		(93.4)	(222.7)	129.3
Depletion, depreciation, amortization and accretion		365.0	472.4	(107.4)
EBITDA		83.4	(739.5)	822.9
Add (deduct) other items:
Impairment		—	1,000.5	(1,000.5)
(Gain) loss on disposition of properties		27.1	98.1	(71.0)
Other non-cash items (7)		471.1	284.3	186.8
Adjusted EBITDA	D	581.6	643.4	(61.8)

(1)
The actual covenants presented in the table reflect those closest to the limits. Calculations for each financial covenant are based on specific definitions within the agreements and contain adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements.

(2)
A waiver was obtained for this covenant from the holders of its senior unsecured notes for the reporting period of December 31, 2016. This covenant was permanently removed from the Credit Facility effective December 31, 2016. Netting the $286.7 million of cash on hand would have resulted in the senior debt before working capital to total book capitalization ratio to be 50.0 percent at December 31, 2016, and 51.6 percent at December 31, 2015.

(3)	Includes bank indebtedness, as applicable.

(4)	Includes current and long term portions, as applicable.

(5)	For the purposes of covenant calculations only, convertible debentures, letters of credit and finance leases are incorporated in senior and total debt before working capital for covenant purposes.

(6)	Total book capitalization includes senior debt before working capital for covenant purposes plus Shareholders' Equity per the Consolidated Balance Sheets.

(7)	Includes the impact of changes in fair value of commodity risk management contracts, unrealized foreign exchange on long term debt, and other adjustments pursuant to the actual covenant calculations.

PENGROWTH 2016 Management's Discussion and Analysis	11

Total Debt Before Working Capital Continuity

(Cdn$ millions)	December 31, 2015 vs. December 31, 2016
Total debt before working capital at December 31, 2015 (1)	1,856.5
Increase (decrease) due to:
Foreign exchange impact of the stronger Canadian dollar on U.S. denominated debt	(46.1)
Foreign exchange impact of the stronger Canadian dollar on U.K. denominated debt	(5.8)
Credit facilities paid down in 2016	(107.7)
Convertible debenture paid down in 2016	(10.2)
Issue cost and premium amortization	0.6
Total increase (decrease)	(169.2)
Total debt before working capital at December 31, 2016 (1)	1,687.3

(1)	Includes credit facilities, current and long term portions of senior unsecured notes and convertible debentures, as applicable. Excludes letters of credit and finance leases.
As of December 31, 2016, Pengrowth's senior unsecured notes denominated in foreign currencies comprised 90 percent of the total debt before working capital. Each long term note is governed by a Note Purchase Agreement. These notes have fixed coupon rates and maturity dates between 2017 and 2024.
At December 31, 2016, total debt before working capital decreased $169.2 million compared to December 31, 2015, as per the table above. As the majority of Pengrowth's debt is denominated in U.S. dollars and U.K. pound sterling, the stronger period end Canadian dollar drove down reported senior debt before working capital relative to December 31, 2015. Pengrowth manages its foreign exchange exposure through swap contracts with the fair value reflected as a net liability of Cdn$5.2 million on the Consolidated Balance Sheets at December 31, 2016. This fair value is not reflected in the above table.
Despite lower commodity prices year over year, drawings under the credit facilities decreased from $107.7 million at December 31, 2015 to $nil at December 31, 2016 as surplus funds flow and proceeds from divestment activities were used to pay down the outstanding Credit Facility balance.
In February 2016, Pengrowth commenced a Normal Course Issuer Bid ("NCIB") to purchase up to 10 percent or $13.7 million of face value of convertible debentures. Through December 31, 2016, Pengrowth repurchased $10.2 million of principal amount of convertible debentures. The NCIB expired on February 28, 2017. See Note 8 to the December 31, 2016 audited Consolidated Financial Statements for more information.
Off-Balance Sheet Financing
Pengrowth does not have any off-balance sheet financing arrangements.

PENGROWTH 2016 Management's Discussion and Analysis	12

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated.
CAPITAL EXPENDITURES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Drilling, completions and facilities
Lindbergh (1)	12.1	4.3	6.3	21.2	87.2
Conventional	1.4	1.2	0.4	4.1	42.2
Total drilling, completions and facilities	13.5	5.5	6.7	25.3	129.4
Land & seismic acquisitions (2)	0.9	(0.5)	—	(0.2)	0.6
Maintenance capital	14.1	9.9	11.9	38.6	51.1
Development capital	28.5	14.9	18.6	63.7	181.1
Other capital	(0.1)	0.4	0.5	0.7	2.7
Capital expenditures	28.4	15.3	19.1	64.4	183.8

(1)	Excludes capitalized interest, see Interest and Financing Charges section of the MD&A.

(2)	Seismic acquisitions are net of seismic sales revenue.
Pengrowth continued with its strategy of deferring significant development capital expenditures until a sustained recovery in commodity prices is evident. Fourth quarter of 2016 capital expenditures were $28.4 million with $13.0 million spent at Lindbergh primarily focusing on Phase 1 optimization and maintenance in addition to Phase 2 engineering work. The remainder was spent on safety, integrity and maintenance at Pengrowth's conventional properties.
Full year 2016 capital expenditures were $64.4 million with $23.3 million spent at Lindbergh and the remainder spent on turnaround, safety, integrity, maintenance and enhancement activities at Pengrowth's conventional properties.
Focus Areas
Lindbergh
Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of the Lindbergh resource include enhanced bitumen quality and flow characteristics resulting in an efficient steam oil ratio which translates into a lower operating cost structure and higher netbacks compared to many other thermal projects. The project recycles on site in excess of 95 percent of water used in operations. Commerciality of the first phase of Lindbergh was declared as of April 1, 2015, and the pilot well pairs were redirected to the commercial facility on April 11, 2015. The Lindbergh project is expected to be developed in stages with the ultimate potential for bitumen production of 40,000 to 50,000 bbl/d. This is expected to be low cost production with low sustaining capital requirements and long reserve life.
The Environmental Protection and Enhancement Act ("EPEA") application for the Lindbergh expansion to 30,000 bbl/d was approved on May 30, 2016. The EPEA approval allows Pengrowth to continue to produce Phase 1 above the 12,500 bbl/d nameplate capacity, and provides the opportunity for incremental optimization spending to increase production to approximately 18,000 bbl/d. Engineering work continues on the second phase which, once constructed and commissioned, would allow Pengrowth to take total production to a nameplate capacity of 30,000 bbl/d. Pengrowth submitted a scheme amendment and an EPEA update in late February 2017, to seek approval to increase the maximum bitumen rate at the Phase 2 development project to 40,000 bbl/d. Pengrowth also has a 50 percent working interest in the Selina oil sands property, located approximately 30 kilometers northeast of Lindbergh. An EPEA application was filed in December 2016 for a thermal project designed for an annual production rate of 12,500 bbl/d of bitumen.
Conventional Oil and Gas
Pengrowth’s significant conventional oil and gas portfolio includes a large, contiguous land base in the Greater Olds/Garrington area, encompassing over 480 gross (221 net) sections of land, with opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. The existing, extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large light oil accumulations in the Swan Hills area of northern Alberta with low production decline rates and strong cash flow, as well as Montney natural gas opportunities at Groundbirch and Bernadet, with potentially significant liquid yields at Bernadet, in north eastern British Columbia.

PENGROWTH 2016 Management's Discussion and Analysis	13

Conventional development continues to be curtailed, with the fourth quarter of 2016 capital spending of $15.4 million focused on safety, maintenance and integrity of existing assets combined with minor partner operated activity.
2017 Capital Program
Pengrowth’s 2017 interim capital program of $125 million represents a conservative capital program given potential asset divestitures and the Company's focus on improving its financial flexibility ahead of its scheduled debt maturities in 2017.
Pengrowth allocated approximately $80 million of the 2017 interim capital program towards development and maintenance activities at Lindbergh. Approximately $60 million of the Lindbergh capital is for the optimization of Phase 1 production, which is expected to increase production to approximately 18,000 bbl/d by the end of 2017. The optimization program includes the first new drilling since commercial production started in April of 2015. In 2017, Pengrowth plans to drill 7 new well pairs, 2 infill wells along with expanding the associated facility infrastructure. Approximately $10 million of the Lindbergh capital is for ongoing engineering and design of the Phase 2 expansion. The remaining $10 million of Lindbergh capital is for maintenance activities on Phase 1, including a planned plant turnaround in the third quarter of 2017.
The 2017 interim capital program also includes approximately $42 million for safety, asset integrity and maintenance programs on Pengrowth's conventional assets. This capital is expected to be directed towards maintenance of infrastructure and integrity initiatives to support ongoing operations across Pengrowth's conventional asset portfolio. The 2017 program currently has no development capital for conventional drilling.
RESERVES AND PERFORMANCE MEASURES
Reserves - Company Interest at Forecast Prices

Reserves Summary (1) (MMboe except as noted)	2016	2015	2014
Proved Reserves
Additions + revisions for the year	60.7	(6.1)	32.9
Net dispositions for the year	(6.1)	(25.8)	(3.2)
Total proved reserves at period end	285.8	252.1	310.1
Proved reserve replacement ratio excluding net dispositions	290%	(23)%	123%
Proved reserve replacement ratio including net dispositions	261%	(122)%	111%
Proved reserve future development costs ($ millions)	1,980	1,597	1,944
Proved plus Probable Reserves (P+P)
Additions + revisions for the year	76.2	73.6	112.4
Net dispositions for the year	(15.9)	(35.8)	(5.6)
Total proved plus probable reserves at period end	608.5	569.1	557.4
P+P reserve replacement ratio excluding net dispositions	365%	282%	420%
P+P reserve replacement ratio including net dispositions	289%	145%	399%
P+P reserve future development costs ($ millions)	5,234	5,165	4,957
Total production (MMboe)	20.9	26.1	26.8

(1)	Based on GLJ year-end pricing and prepared in accordance with NI 51-101.
Pengrowth’s 2016 total proved reserves and total proved plus probable reserves increased 13 percent and 7 percent, respectively, from 2015. The increase of 60.7 MMboe of proved reserves and 76.2 MMboe of proved plus probable reserves were primarily due to performance revisions and drilling additions relating to undeveloped locations at Lindbergh as well as future development in non-thermal properties. The 2016 reserve additions resulted in a reserve replacement ratio of 365 percent for total proved plus probable reserves excluding net dispositions, and 289 percent including net dispositions.
Further details of Pengrowth’s 2016 year end reserves, F&D and FD&A calculations are provided in its AIF which is filed on SEDAR (www.sedar.com) or the 40-F filed on EDGAR (www.sec.gov).
Performance Measures
These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.

PENGROWTH 2016 Management's Discussion and Analysis	14

Finding & Development Costs & Recycle Ratio	2016	2015	2014	3 year weighted average
Excluding Net Dispositions (F&D)
Excluding changes in FDC
F&D costs per boe - (P+P)	$0.84	$2.47	$8.03	$4.38
Recycle ratio (1)	34.4	10.1	3.2	6.0
Recycle ratio excluding commodity risk management (1)	12.4	5.0	3.6	4.1
Including changes in FDC
F&D costs per boe - (P+P)	$3.38	$7.12	$22.33	$12.55
Recycle ratio (1)	8.5	3.5	1.1	2.1
Recycle ratio excluding commodity risk management (1)	3.1	1.7	1.3	1.4

(1)	Recycle ratio is calculated as operating netback per boe divided by F&D costs per boe based on proved plus probable reserves.
2016 total proved plus probable F&D cost, including changes in FDC, was $3.38/boe, decreasing significantly from previous years, despite a net increase in FDC with the reserve additions. This reduction was a result of adding relatively low cost bitumen, Montney and conventional natural gas and liquid reserves combined with reduced forecasts of FDC impacted by drilling cost efficiencies.
Recycle ratio is an important performance measure in assessing investment profitability and provides a comparison to our competitors. Pengrowth’s operating results and capital program in 2016 yielded a recycle ratio, excluding net dispositions and including changes in FDC, of 8.5 on a proved plus probable basis. The improvement in the 2016 recycle ratio from prior years is primarily due to reduced F&D costs and an increase in the 2016 netback compared to 2015 and 2014 despite lower commodity prices. This can be attributed to Pengrowth's commodity risk management program which mitigated lower commodity prices in 2015 and 2016 in addition to lower royalties and Pengrowth's ongoing efforts to reduce operating costs.

PRODUCTION

	Three months ended						Twelve months ended
Daily production	Dec 31, 2016	% of total	Sept 30, 2016	% of total	Dec 31, 2015	% of total	Dec 31, 2016	% of total	Dec 31, 2015	% of total
Light oil (bbls)	10,597	19	11,221	20	14,153	21	11,736	21	16,329	23
Heavy oil (bbls)	15,209	28	15,190	28	18,089	27	15,585	27	15,914	22
Natural gas liquids (bbls)	7,976	15	7,139	13	8,205	12	7,763	14	8,619	12
Natural gas (Mcf)	123,434	38	129,520	39	164,922	40	131,847	38	183,276	43
Total boe per day	54,354		55,137		67,934		57,058		71,409

Fourth quarter of 2016 average daily production decreased 1 percent compared to the third quarter of 2016 mainly due to integrity work and maintenance repair related outages as well as natural declines. These declines were mostly offset by a Sable Offshore Energy Project ("SOEP") condensate shipment which occurred in December 2016.
Fourth quarter and full year 2016 average daily production decreased 20 percent compared to the same periods in 2015 primarily due to the absence of volumes from divested properties, natural declines and maintenance related downtime. Full year 2016 declines were partly offset by the inclusion of 12 months of Lindbergh commercial production in 2016 vs. 9 months in 2015.
Light Oil
Fourth quarter of 2016 light oil production decreased 6 percent compared to the third quarter of 2016 primarily due to maintenance integrity work at Judy Creek and natural declines. This was partly offset by higher production at Carson Creek following turnaround activity in the third quarter of 2016.
Fourth quarter and full year 2016 light oil production decreased 25 percent and 28 percent, respectively, compared to the same periods last year mainly due to planned integrity and maintenance work, natural declines, a turnaround at Judy Creek and property dispositions.
Heavy Oil
Fourth quarter of 2016 heavy oil production was essentially unchanged from the third quarter of 2016.

PENGROWTH 2016 Management's Discussion and Analysis	15

Fourth quarter and full year 2016 heavy oil production decreased 16 percent and 2 percent, respectively, compared to the same periods last year, primarily due to property divestments. On a full year basis, the impact of these dispositions was mostly offset by the inclusion of 12 months of Lindbergh commercial production in 2016 vs. 9 months in 2015.
NGLs
Fourth quarter of 2016 NGL production increased 12 percent compared to the third quarter of 2016 mainly due to a SOEP condensate shipment in December 2016.
Fourth quarter and full year 2016 NGL production decreased 3 percent and 10 percent, respectively, compared to the same periods last year mainly due to the impact of scheduled repair and maintenance activities and natural declines.
Natural Gas
Fourth quarter of 2016 natural gas production decreased 5 percent compared to the third quarter of 2016 primarily due to natural declines, partly offset by the recovery of production after a planned maintenance outage at SOEP and a turnaround at Carson Creek in the third quarter of 2016.
Fourth quarter and full year 2016 natural gas production decreased 25 percent and 28 percent, respectively, compared to the same periods last year. This was primarily due to property divestments and natural declines in addition to turnaround and maintenance related outages. Approximately 1,000 boe/d of uneconomic natural gas production remained shut-in during 2016.
COMMODITY PRICES
Oil and Liquids Prices Excluding Realized Commodity Risk Management

	Three months ended			Twelve months ended
(U.S.$/bbl)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Average exchange rate (Cdn$1 = U.S.$)	0.75	0.77	0.75	0.75	0.78
Average Benchmark Prices
WTI oil	49.33	44.94	42.17	43.37	48.76
WCS differential to WTI	(14.33)	(13.49)	(14.48)	(13.84)	(13.51)
WCS heavy oil	35.00	31.45	27.69	29.53	35.25

	Three months ended			Twelve months ended
(Cdn$/bbl)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Average Benchmark Prices
WTI oil	65.78	58.65	56.21	57.32	62.11
Edmonton par light oil	61.62	54.80	52.93	53.05	57.20
WCS heavy oil	46.67	41.04	36.86	38.96	44.79
Differentials to WTI
Edmonton par	(4.16)	(3.85)	(3.28)	(4.27)	(4.91)
WCS heavy oil	(19.11)	(17.61)	(19.35)	(18.36)	(17.32)
Average Sales Prices
Light oil	59.59	52.50	49.00	50.24	54.06
Heavy oil	37.88	34.13	28.72	30.19	37.75
Natural gas liquids	30.80	21.62	21.86	22.60	24.29

Fourth quarter of 2016 saw continued improvement in the energy markets with U.S. dollar WTI crude oil prices rising from the third quarter. WTI averaged U.S.$49.33/bbl during the fourth quarter of 2016, up 10 percent from the third quarter of 2016 and up 17 percent compared to the same period last year. Full year 2016 average U.S. dollar WTI crude oil prices were 11 percent lower than in 2015, reflecting the weakness in prices earlier in 2016.
For Canadian producers, exchange rates, location and quality differentials as well as transportation bottlenecks are all factors that influence the Canadian crude oil prices received. Movements in the Canadian dollar versus the U.S. dollar influence the relative Canadian equivalent prices that Canadian companies realize. Quality differentials and

PENGROWTH 2016 Management's Discussion and Analysis	16

transportation bottlenecks result in light oil and heavy oil differentials relative to the U.S. based WTI benchmark, leading to Canadian producers receiving discounted prices for their product. After taking into consideration the changes in the underlying benchmark prices and the changes in foreign exchange between the Canadian and US dollars, the Canadian equivalent pricing for light and heavy crude oils moved in line with the price differentials and the underlying benchmark.
Fourth quarter of 2016 light oil differential widened by 8 percent and 27 percent from the third quarter of 2016 and the fourth quarter of 2015, respectively. Full year 2016 light oil differential narrowed 13 percent compared to the same period last year as a result of a supply and demand fundamentals. Fourth quarter of 2016 heavy oil differential widened by 9 percent from the third quarter of 2016 and full year 2016 heavy oil differential widened by 6 percent, compared to the same periods last year, reflecting seasonal changes in demand.
Pengrowth’s fourth quarter of 2016 average sales price for light oil and heavy oil increased 14 percent and 11 percent, respectively, compared to the third quarter of 2016, and increased 22 percent and 32 percent, respectively, compared to the fourth quarter of 2015. These changes are consistent with the improvement in benchmark pricing throughout the year.
Full year 2016 light oil and heavy oil average sales prices were down 7 percent and 20 percent, respectively, compared to 2015. Weaker benchmark prices partly offset by the narrowing of the light oil differential were the primary drivers behind the lower average sales prices for light oil. For heavy oil, weaker benchmark prices coupled with a widening of the heavy oil differential were the drivers behind the change.
Sales of natural gas liquids (NGLs) primarily comprise propane, butane, pentane and condensate. Price realizations for NGLs in the fourth quarter of 2016 increased by 42 percent and 41 percent, compared to the third quarter of 2016 and fourth quarter of 2015, respectively. The main drivers behind the higher average sales price for NGLs in the fourth quarter of 2016 was the condensate shipment at SOEP and improvements in propane, butane and pentane prices. Full year 2016 average NGL sales prices reflected fourth quarter improvements in the benchmark prices, but were also impacted by an over-supply of product earlier in 2016 which resulted in the average sales prices being 7 percent lower compared to 2015.
Natural Gas Prices Excluding Realized Commodity Risk Management

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Average Benchmark Prices
NYMEX gas (per MMBtu)	4.24	3.64	2.98	3.38	3.35
AECO monthly gas (per MMBtu)	2.81	2.20	2.65	2.09	2.77
Differential to NYMEX
AECO differential (per MMBtu)	(1.43)	(1.44)	(0.33)	(1.29)	(0.58)
Average Sales Price
Natural gas (per Mcf) (1)	3.03	2.37	2.50	2.25	3.00

(1)	Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
The U.S. based NYMEX natural gas price continued to recover during the fourth quarter of 2016, as an unusually warm summer impacted the supply/demand fundamentals in the U.S. Fourth quarter of 2016 NYMEX gas price averaged Cdn$4.24/MMBtu, an increase of 16 percent compared to the third quarter of 2016. Fourth quarter of 2016 NYMEX natural gas price increased 42 percent compared to the same period last year, while full year 2016 NYMEX price remained relatively unchanged compared to 2015.
Similarly, Western Canadian natural gas prices increased in the fourth quarter of 2016 with the AECO monthly gas price averaging Cdn$2.81/MMBtu, representing increases of 28 percent and 6 percent compared to the third quarter of 2016 and fourth quarter of 2015, respectively. The stronger demand and decreased supply across the continent were the primary drivers behind the increase. However, AECO prices in the first half of 2016 were under pressure, negatively impacting the full year AECO price which was down 25 percent compared to the same period in 2015. AECO differentials widened in the second half of 2016 offsetting some of the higher prices experienced in the rest of North America. Transportation issues and lack of take-away capacity from the major producing centers in British Columbia, coupled with record inventories resulted in significant discounts for Western Canadian natural gas compared to U.S. natural gas.

PENGROWTH 2016 Management's Discussion and Analysis	17

The price realized by the Company for natural gas production from Western Canada is primarily determined by the AECO benchmark and based on Canadian fundamentals. Pengrowth also sells its natural gas at several different sales points in addition to AECO monthly, which can result in a significant variance between Pengrowth's realized natural gas price and the benchmark prices in any given period.
Pengrowth’s fourth quarter of 2016 average sales price for natural gas, before the impacts of commodity risk management activities, increased 28 percent from the third quarter of 2016, and 21 percent from the fourth quarter of 2015, consistent with the improvement in benchmark pricing. Full year 2016 average sale price for natural gas was lower by 25 percent, compared to 2015, primarily due to weaker natural gas benchmark prices coupled with the widening of the AECO price differential compared to NYMEX in the second half of 2016.
Total Average Sales Prices

	Three months ended			Twelve months ended
($/boe)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Average sales price	33.62	28.45	26.56	26.86	31.41
Other production income including sulphur	0.22	0.25	0.50	0.25	0.47
Total oil and gas sales price	33.84	28.70	27.06	27.11	31.88
Realized commodity risk management gain (loss) (1)(2)	15.44	20.58	15.63	18.47	12.55
Total oil and gas sales price including realized commodity risk management	49.28	49.28	42.69	45.58	44.43

(1)	Fourth quarter and full year 2016 include $7.12/boe and $3.70/boe, respectively, of gains related to the early settlement of commodity risk management contracts.

(2)	Third quarter of 2016 includes $8.20/boe of gains related to the early settlement of commodity risk management contracts.
Pengrowth’s fourth quarter of 2016 average realized sales price, before the effects of commodity risk management activities, of $33.62/boe increased 18 percent from the third quarter of 2016 and 27 percent from the fourth quarter of 2015, reflecting the increase in crude oil and natural gas benchmark prices. Full year 2016 average realized sales price, before the effects of commodity risk management activities, of $26.86/boe declined 14 percent compared to the same period last year as the decline in benchmark prices reached their lowest points in the first quarter of 2016 outweighing the rise in prices seen in the second half of 2016.
Realized Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
($ millions except per unit amounts)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Oil risk management gain (loss) (1)(2)	47.3	75.8	88.2	289.2	294.4
$/bbl (1)(2)(3)	19.92	31.20	29.73	28.92	25.02
Natural gas risk management gain (loss) (4)(5)	29.9	28.6	9.5	96.5	32.6
$/Mcf (4)(5)	2.63	2.40	0.63	2.00	0.49
Total realized commodity risk management gain (loss) (6)(7)	77.2	104.4	97.7	385.7	327.0
$/boe (6)(7)	15.44	20.58	15.63	18.47	12.55

($ millions)
Gains from commodity risk management contracts - early settled	35.6	41.6	—	77.2	—
Gains from commodity risk management contracts - settled on contract date	41.6	62.8	97.7	308.5	327.0
Total realized commodity risk management gain (loss)	77.2	104.4	97.7	385.7	327.0

(1)	Fourth quarter and full year 2016 include $11.5 million or $4.84/bbl and $35.8 million or $3.58/bbl, respectively, of gains related to the early settlement of oil risk management contracts.

(2)	Third quarter of 2016 includes $24.3 million or $10.00/bbl of gains related to the early settlement of oil risk management contracts.

(3)	Includes light and heavy oil.

(4)	Fourth quarter and full year 2016 include $24.1 million or $2.12/Mcf and $41.4 million or $0.86/Mcf, respectively, of gains related to the early settlement of natural gas risk management contracts.

(5)	Third quarter of 2016 includes $17.3 million or $1.45/Mcf of gains related to the early settlement of natural gas risk management contracts.

(6)	Fourth quarter and full year 2016 includes $35.6 million or $7.12/boe and $77.2 million or $3.70/boe, respectively, of gains related to the early settlement of commodity risk management contracts.

(7)	Third quarter of 2016 includes $41.6 million or $8.20/boe of gains related to the early settlement of commodity risk management contracts.

PENGROWTH 2016 Management's Discussion and Analysis	18

Pengrowth has an active commodity risk management program which primarily uses forward price swaps to manage the exposure to commodity price fluctuations and provide a measure of stability and predictability to cash flows. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's active risk management program is adequate and aligned with the long term strategic goals of the Corporation. In addition to forward price swaps, Pengrowth also manages a part of its exposure to Canadian oil price differentials using physical delivery contracts and foreign exchange swap contracts.
Realized commodity risk management gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts. Realized losses result when the average fixed risk management contracted prices are lower than the benchmark prices, while realized gains are recorded when the average fixed risk management contracted prices are higher than the benchmark prices at settlement. Realized gains and losses directly impact cash flow for the period.
During the third quarter of 2016, Pengrowth early settled its 2018 and 2019 commodity risk management contracts for proceeds of $41.6 million. During the fourth quarter of 2016, Pengrowth early settled a portion of its 2017 commodity risk management contracts for proceeds of $35.6 million.
Pengrowth recorded a realized commodity risk management gain of $77.2 million or $15.44/boe in the fourth quarter of 2016, compared to a gain of $104.4 million or $20.58/boe in the third quarter of 2016, inclusive of the early settlement gains.
Fourth quarter of 2016 realized risk management gains decreased $20.5 million compared to the same period last year driven by the improvement in benchmark prices which was mostly offset by the $35.6 million of gains related to the fourth quarter of 2016 early settlement of commodity risk management contracts.
Full year 2016 realized commodity risk management gains increased $58.7 million compared to 2015 mainly driven by $77.2 million of gains related to the 2016 early settlement of commodity risk management contracts coupled with the impact of lower benchmark prices year over year. This was partly offset by lower volumes and contracted prices under risk management in 2016 relative to 2015.
Changes in Fair Value of Commodity Risk Management Contracts

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Fair value of commodity risk management assets (liabilities) at period end	(54.0)	51.1	370.5	(54.0)	370.5
Less: Fair value of commodity risk management assets (liabilities) at beginning of period	51.1	136.0	335.2	370.5	421.1
Increase (decrease) in fair value of commodity risk management contracts for the period	(105.1)	(84.9)	35.3	(424.5)	(50.6)
Changes in fair value of commodity risk management contracts vary period to period and are a function of the volumes under risk management contracts, actual settlements of risk management contracts during the period, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. A decrease in fair value of commodity risk management contracts occurs when the forward price curve moves higher in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. An increase in fair value of commodity risk management contracts occurs when the forward price curve moves lower in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. Changes in fair value of commodity risk management contracts are also affected by the change in volumes under risk management in the period. Changes in fair value of commodity risk management contracts are reported on the Consolidated Statements of Income (Loss) and do not impact cash flow for the period.
Pengrowth recorded a $105.1 million decrease in the fair value of commodity risk management contracts at December 31, 2016, as the fair value of commodity risk management assets from September 30, 2016 of $51.1 million decreased to a liability of $54.0 million at December 31, 2016. The change was primarily the result of the actual settlements of contracts of $77.2 million in the fourth quarter of 2016, including $35.6 million from the early settlement of commodity risk management contracts in addition to the forward price curve increase relative to September 30, 2016.

PENGROWTH 2016 Management's Discussion and Analysis	19

Pengrowth recorded a $424.5 million decrease in the fair value of commodity risk management contracts for the full year 2016 as the fair value of commodity risk management assets of $370.5 million from December 31, 2015 decreased to a liability of $54.0 million at December 31, 2016. This was also primarily a result of the realized proceeds from settlements of contracts of $385.7 million in 2016 including $77.2 million of gains relating to the early settlement of commodity risk management contracts, in addition to the forward price curve increase year over year.
Forward Contracts - Commodity Risk Management
Pengrowth uses primarily crude oil and natural gas swaps to manage its exposure to commodity price fluctuations. In addition, financial and physical contracts are sometimes used to manage oil price differentials. The contracts in place at December 31, 2016, are summarized in the following table:

Crude Oil Swaps
Financial Swap Contracts
Reference point	Term	Volume (bbl/d)	% of total 2017 oil production Guidance (1)	Price/bbl (Cdn$) (2)
WTI	2017	15,000	58%	65.59
Crude Oil Differentials
Physical Delivery Contracts
Reference point	Term	Volume (bbl/d)	% of total 2017 oil production Guidance (1)	Price/bbl (U.S.$)
Western Canada Select	2017	12,000	47%	WTI less $15.40
Western Canada Select	2017	5,000	19%	WTI less $15.60 - $18.35 (3)
Western Canada Select	2018	12,000	47%	WTI less $16.95
Western Canada Select	2018	5,000	19%	WTI less $16.50 - $19.25 (3)
Western Canada Select	2019	2,500	10%	WTI less $17.95
Western Canada Select	2019	5,000	19%	WTI less $17.70 - $20.45 (3)
Natural Gas Swaps
Financial Swap Contracts
Reference point	Term	Volume (MMBtu/d)	% of 2017 natural gas production Guidance	Price/MMBtu (Cdn$)
AECO	2017	4,739	4%	3.46

(1)	Includes light and heavy crude oil.

(2)	WTI $U.S. contracts were converted at the period end exchange rate.

(3)	Includes apportionment protection fee to guarantee flow assurance in the event mainlines are overcapacity.
Given the low commodity price environment and Pengrowth's level of debt, the Board of Directors approved a one-time measure on September 18, 2015 which allows for up to 90 percent of estimated production to be under risk management until December 31, 2018. After December 31, 2018, the 90 percent limit is expected to revert back to the previous limits as follows: 65 percent for a rolling 1 to 24 month period, 30 percent for a rolling 25 to 36 month period, and 25 percent for a rolling 37 to 60 month period.
See the Commodity Price Contracts section in Note 17 to the December 31, 2016 audited Consolidated Financial Statements for more information.
Commodity Price Sensitivity on Financial Risk Management Contracts as at December 31, 2016

($ millions)
Oil swaps	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	(5.5)	5.5
Natural gas swaps	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	(0.4)	0.4
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income (Loss) during the period. The effect on

PENGROWTH 2016 Management's Discussion and Analysis	20

cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract were to have settled at December 31, 2016, revenue and cash flow would have been $54.0 million lower than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $54.0 million represents liabilities relating to risk management contracts expiring within one year.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value of commodity risk management contracts on the Consolidated Statements of Income (Loss). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on crude oil and natural gas contracts are recorded separately on the Consolidated Statements of Income (Loss) and impact cash flow at that time. Realized risk management gains (losses) on power contracts are recorded in operating expenses and the unrealized amounts are recorded in other (income) expense, as applicable.
OIL AND GAS SALES EXCLUDING REALIZED COMMODITY RISK MANAGEMENT
Oil and Gas Sales Contribution Analysis
The following table shows the contribution of each product category to oil and gas sales:

	Three months ended						Twelve months ended
($ millions except percentages)	Dec 31, 2016	% of total	Sept 30, 2016	% of total	Dec 31, 2015	% of total	Dec 31, 2016	% of total	Dec 31, 2015	% of total
Light oil	58.1	34	54.2	37	63.8	38	215.8	38	322.2	39
Heavy oil	53.0	31	47.7	33	47.8	28	172.2	31	219.3	27
Natural gas liquids	22.6	14	14.2	10	16.5	10	64.2	11	76.4	9
Natural gas	34.4	20	28.2	19	37.9	22	108.7	19	200.7	24
Other income including sulphur	1.1	1	1.3	1	3.1	2	5.3	1	12.2	1
Total oil and gas sales (1)	169.2		145.6		169.1		566.2		830.8

(1)	Excludes realized commodity risk management.
Price and Volume Analysis
Quarter ended December 31, 2016 versus Quarter ended September 30, 2016
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended September 30, 2016 (1)	54.2	47.7	14.2	28.2	1.3	145.6
Effect of change in product prices and differentials	6.9	5.2	6.7	7.5	—	26.3
Effect of change in sales volumes	(3.0)	0.1	1.7	(1.3)	—	(2.5)
Other	—	—	—	—	(0.2)	(0.2)
Quarter ended December 31, 2016 (1)	58.1	53.0	22.6	34.4	1.1	169.2

(1)	Excludes realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales increased 7 percent in the fourth quarter of 2016 compared to the third quarter of 2016 driven by a 12 percent rise in the Edmonton par light oil benchmark price partly offset by lower light oil sales volumes. Fourth quarter of 2016 heavy oil sales increased 11 percent primarily due to the 14 percent increase in the WCS heavy oil benchmark price during the quarter. NGL sales increased 59 percent from the third quarter of 2016 primarily due to the December 2016 SOEP condensate shipment and an increase in NGL prices. Natural gas sales increased 22 percent compared to the third quarter of 2016 driven by higher natural gas benchmark prices.

PENGROWTH 2016 Management's Discussion and Analysis	21

Quarter ended December 31, 2016 versus Quarter ended December 31, 2015
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended December 31, 2015 (1)	63.8	47.8	16.5	37.9	3.1	169.1
Effect of change in product prices and differentials	10.3	12.8	6.6	6.0	—	35.7
Effect of change in sales volumes	(16.0)	(7.6)	(0.5)	(9.5)	—	(33.6)
Other	—	—	—	—	(2.0)	(2.0)
Quarter ended December 31, 2016 (1)	58.1	53.0	22.6	34.4	1.1	169.2

(1)	Excludes realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales decreased 9 percent in the fourth quarter of 2016 compared to the same period in 2015 mainly due to lower light oil sales volumes partly offset by a 16 percent increase in the Edmonton par light oil benchmark price. Fourth quarter of 2016 heavy oil sales increased 11 percent compared to the same period last year resulting from a 27 percent increase in the WCS heavy oil benchmark price partly offset by a decrease in heavy oil sales volumes. NGL sales increased 37 percent compared to the fourth quarter of 2015 due mainly to the increase in benchmark prices. Natural gas sales decreased 9 percent due to lower natural gas sales volumes largely offset by a rise in natural gas benchmark prices.
Twelve Months ended December 31, 2016 versus Twelve Months ended December 31, 2015
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Twelve months ended December 31, 2015 (1)	322.2	219.3	76.4	200.7	12.2	830.8
Effect of change in product prices and differentials	(16.4)	(43.2)	(4.8)	(36.1)	—	(100.5)
Effect of change in sales volumes	(90.0)	(3.9)	(7.4)	(55.9)	—	(157.2)
Other	—	—	—	—	(6.9)	(6.9)
Twelve months ended December 31, 2016 (1)	215.8	172.2	64.2	108.7	5.3	566.2

(1)	Excludes realized commodity risk management.

(2)	Primarily sulphur sales.
Full year 2016 light oil sales decreased 33 percent compared to the same period in 2015 resulting from lower light oil sales volumes combined with a 7 percent decrease in the Edmonton par light oil benchmark price. Heavy oil sales decreased 21 percent mainly resulting from a 13 percent decrease in the WCS heavy oil benchmark prices. NGL sales decreased 16 percent driven by the impact of lower sales volumes and lower commodity prices. Natural gas sales decreased 46 percent due to lower natural gas sales volumes and lower natural gas benchmark prices.
ROYALTY EXPENSES

($ millions except per boe amounts and percentages)	Three months ended			Twelve months ended
	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Royalty expenses	14.1	10.0	19.1	40.0	89.5
$/boe	2.82	1.97	3.06	1.91	3.43
Royalties as a percent of oil and gas sales (%) (1)	8.3	6.9	11.3	7.1	10.8

(1)	Excludes realized commodity risk management.
Royalties include Crown, freehold, overriding royalties and mineral taxes. Lindbergh Phase 1 royalties are also incorporated as of the declaration of commerciality on April 1, 2015.
Fourth quarter of 2016 royalties as a percentage of sales increased to 8.3 percent from 6.9 percent in the third quarter of 2016 mainly driven by a fourth quarter increase in commodity prices combined with higher SOEP royalties resulting from the condensate shipment in December of 2016.

PENGROWTH 2016 Management's Discussion and Analysis	22

Fourth quarter of 2016 royalties as a percentage of sales decreased to 8.3 percent from 11.3 percent in the fourth quarter of 2015 primarily due to change in product mix as a result of divestments and declines combined with prior period adjustments.
Full year 2016 royalties as a percentage of sales decreased to 7.1 percent from 10.8 percent in 2015 due to the impact of lower oil par and natural gas reference prices in 2016 as prescribed by Alberta Energy and used in determining Crown royalty volumes. Also contributing to the reduction in royalty rate year over year was the inclusion of the Lindbergh Phase 1 royalties as of April 1, 2015, partly offset by lower Gas Cost Allowance ("GCA") recorded in 2016.
OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended			Twelve months ended
	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Operating expenses	70.0	68.6	81.4	275.4	372.1
$/boe	14.00	13.52	13.02	13.19	14.28
Fourth quarter of 2016 operating expenses increased $1.4 million or 2 percent compared to the third quarter of 2016 driven by increased well repair and maintenance activity partly offset by the absence of third quarter Carson Creek turnaround costs. These cost increases resulted in fourth quarter of 2016 operating expenses increasing $0.48/boe compared to the third quarter of 2016.
Fourth quarter and full year 2016 operating expenses decreased $11.4 million or 14 percent and $96.7 million or 26 percent, respectively, compared to the same periods in 2015. The reductions were due to the absence of expenses related to divested properties and lower utility costs, combined with reduced activity and lower third party service rates. Partly offsetting these decreases were 12 months of Lindbergh Phase 1 operating expenses included in 2016 compared to only 9 months in 2015, as commerciality of Lindbergh Phase 1 was declared on April 1, 2015. On a per boe basis, fourth quarter of 2016 operating expenses increased $0.98/boe compared to the same period last year as the decrease in production volumes outpaced the decrease in costs. Full year 2016 operating expenses per boe decreased $1.09/boe driven by lower costs and inclusion of Lindbergh Phase 1 operating expenses, which are lower than Pengrowth's average per boe operating expenses on its other assets, partly offset by a decrease in production volumes.
TRANSPORTATION EXPENSES

($ millions except per boe amounts)	Three months ended			Twelve months ended
	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Transportation expenses	8.2	8.4	9.6	33.7	45.5
$/boe	1.64	1.66	1.54	1.61	1.75
Fourth quarter of 2016 transportation expenses were relatively unchanged from the third quarter of 2016.
Fourth quarter and full year 2016 transportation expenses decreased $1.4 million and $11.8 million, respectively, compared to the same periods in 2015 primarily due to the absence of costs related to direct marketing and delivery of natural gas volumes to the Chicago sales point combined with lower trucking expenses primarily at Lindbergh which was pipeline connected on July 1, 2015. These full year decreases were partly offset by transportation expenses from Lindbergh Phase 1 incremental production.
On a per boe basis, fourth quarter of 2016 transportation expenses remained relatively unchanged compared to the third quarter of 2016. Fourth quarter of 2016 transportation expenses per boe increased $0.10/boe compared to the fourth quarter of 2015 as the decrease in production volumes outpaced the decrease in transportation costs. Full year 2016 transportation expenses per boe decreased $0.14/boe compared to 2015, driven by lower transportation expenses, as described above, partly offset by lower production volumes in 2016.
Pengrowth incurs transportation expenses for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth also incurs transportation expenses on its oil and NGL production including sales product trucking costs and pipeline costs up to the custody transfer point. As at December 31, 2016, Pengrowth has elected to sell approximately 78 percent of its production at market points beyond the wellhead, incurring transportation costs prior to custody transfer points. The transportation expenses are dependent upon third party rates and the distance the product travels prior to changing ownership or custody.

PENGROWTH 2016 Management's Discussion and Analysis	23

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. Certain assumptions have been made in allocating operating expenses and royalty credits between products. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

Combined Netback Including Realized Commodity Risk Management ($/boe) (1)	Three months ended			Twelve months ended
	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Oil & gas sales (includes other income)	33.84	28.70	27.06	27.11	31.88
Royalties	(2.82)	(1.97)	(3.06)	(1.91)	(3.43)
Operating expenses	(14.00)	(13.52)	(13.02)	(13.19)	(14.28)
Transportation expenses	(1.64)	(1.66)	(1.54)	(1.61)	(1.75)
Operating netback before realized commodity risk management	15.38	11.55	9.44	10.40	12.42
Realized commodity risk management (2) (3)	15.44	20.58	15.63	18.47	12.55
Operating netback	30.82	32.13	25.07	28.87	24.97

Light Oil Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	59.59	52.50	49.00	50.24	54.06
Royalties	(8.26)	(7.40)	(7.48)	(5.76)	(7.89)
Operating expenses	(18.98)	(18.83)	(17.84)	(17.01)	(16.60)
Transportation expenses	(1.43)	(1.68)	(1.12)	(1.40)	(1.78)
Light oil operating netback	30.92	24.59	22.56	26.07	27.79
Heavy Oil Netback Excluding Realized Commodity Risk Management ($/bbl) (1)
Sales	37.88	34.13	28.72	30.19	37.75
Royalties	(0.86)	(0.71)	(1.10)	(0.57)	(2.00)
Operating expenses	(9.65)	(9.14)	(11.26)	(8.86)	(13.31)
Transportation expenses	(2.89)	(2.86)	(2.30)	(2.88)	(2.45)
Heavy oil operating netback	24.48	21.42	14.06	17.88	19.99
NGLs Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	30.80	21.62	21.86	22.60	24.29
Royalties	(7.65)	(4.75)	(4.65)	(5.50)	(7.92)
Operating expenses	(15.92)	(15.37)	(14.20)	(14.86)	(14.30)
NGLs operating netback	7.23	1.50	3.01	2.24	2.07
Natural Gas Netback Excluding Realized Commodity Risk Management ($/Mcf)
Sales	3.03	2.37	2.50	2.25	3.00
Royalties (4)	0.06	0.15	(0.26)	0.07	(0.09)
Operating expenses	(2.32)	(2.20)	(1.89)	(2.27)	(2.26)
Transportation expenses	(0.24)	(0.22)	(0.28)	(0.23)	(0.31)
Natural gas operating netback ($/Mcf)	0.53	0.10	0.07	(0.18)	0.34
Natural gas operating netback ($/boe)	3.18	0.60	0.42	(1.08)	2.04
CONTRIBUTION BASED ON OPERATING NETBACKS
Light oil	40%	44%	52%	53%	54%
Heavy oil	45%	52%	42%	48%	37%
Natural gas liquids	7%	2%	4%	3%	2%
Natural gas	8%	2%	2%	(4)%	7%

(1)	Includes Lindbergh operating results as of April 1, 2015.

(2)	Fourth quarter and full year 2016 include $7.12/boe and $3.70/boe, respectively, of gains related to the early settlement of commodity risk management contracts.

(3)	Third quarter of 2016 includes $8.20/boe of gains related to the early settlement of commodity risk management contracts.

(4)	Natural gas royalties impacted by GCA and favourable adjustments to royalties as well as royalty incentives.

PENGROWTH 2016 Management's Discussion and Analysis	24

Pengrowth realized an operating netback, including commodity risk management, of $30.82/boe in the fourth quarter of 2016 representing a 4 percent decrease compared to the third quarter of 2016. This was primarily due to an increase in royalties and operating costs as increases in realized prices was offset by lower realized commodity risk management gains. Fourth quarter of 2016 operating netback, including commodity risk management, increased 23 percent compared to the same period last year mostly due to an increase in realized prices partly offset by higher operating expenses.
Full year 2016 operating netback, including commodity risk management, of $28.87/boe increased 16 percent compared to 2015 mainly resulting from lower royalties and operating expenses. Lower realized pricing was more than offset by higher realized commodity risk management gains year over year.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Cash G&A expenses (1)	17.8	14.8	15.8	70.4	87.0
$/boe	3.56	2.92	2.53	3.37	3.34
Non-cash G&A expenses (1)	3.8	2.9	2.3	13.2	12.7
$/boe	0.76	0.57	0.37	0.63	0.49
Total G&A (1)	21.6	17.7	18.1	83.6	99.7
$/boe	4.32	3.49	2.90	4.00	3.83

($ millions)
Cash G&A before share based compensation expense (1)	17.1	14.4	15.9	65.1	87.2

Share based compensation expense (1):
Cash-settled share based compensation	0.7	0.4	(0.1)	5.3	(0.2)
Share-settled share based compensation	3.8	2.9	2.3	13.2	12.7
Total share based compensation expense	4.5	3.3	2.2	18.5	12.5
Total G&A (1)	21.6	17.7	18.1	83.6	99.7

(1)	Net of recoveries and capitalization, as applicable.
Fourth quarter of 2016 cash G&A expenses of $17.8 million increased $3.0 million compared to the third quarter of 2016 primarily due to an increase in personnel costs related to short term incentives and severance costs, combined with the absence of favourable adjustments to the cash-settled share based compensation expense recorded in the third quarter of 2016. Fourth quarter of 2016 cash G&A expenses increased $2.0 million compared to the fourth quarter of 2015 primarily due to an increase in personnel costs related to short term incentives and severance costs, partly offset by lower professional fees and IT expenses.
Full year 2016 cash G&A expenses decreased $16.6 million compared to 2015 primarily due to lower personnel costs, resulting from significant staff reductions in the second half of 2015, combined with lower professional fees, IT and office expenses. These decreases were partly offset by lower recoveries and an increase in the cash-settled share based compensation expense in 2016. The increase in the cash-settled share based compensation expense was due to expensing of the 2016 annual grants over the applicable vesting periods and the mark-to-market impact of the increase in Pengrowth's share price. The December 31, 2016 closing share price increased 89 percent relative to the December 31, 2015 closing share price, driving the reported cash-settled share based compensation expense up by $1.4 million. However, no cash outlay will be made until the actual exercise date. Commencing in 2016, certain employees receive cash-settled long term incentives in place of previously received share-settled long term incentives. Cash-settled long term incentives entitle the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest evenly over a period of three years or less. See Note 13 to the December 31, 2016 audited Consolidated Financial Statements for additional information on Pengrowth's cash-settled Long Term Incentive Plans ("LTIP"). The compensation costs associated with these plans are expensed over the applicable vesting periods.

PENGROWTH 2016 Management's Discussion and Analysis	25

On a per boe basis, fourth quarter of 2016 cash G&A expenses increased $0.64/boe and $1.03/boe compared to the third quarter of 2016 and fourth quarter of 2015, respectively, driven by the increase in cash G&A expenses and lower production volumes. Full year 2016 cash G&A per boe remained essentially unchanged as the impact of lower production volumes in 2016, for the most part, offset lower cash G&A expenses.
The non-cash component of G&A represents the compensation expenses associated with Pengrowth’s share-settled LTIP. See Note 13 to the December 31, 2016 audited Consolidated Financial Statements for additional information on Pengrowth's share-settled LTIP. The compensation costs associated with these plans are expensed over the applicable vesting periods.
Fourth quarter of 2016 non-cash G&A expenses increased $0.9 million and $1.5 million, compared to the third quarter of 2016 and fourth quarter of 2015, respectively, driven by an increase in applicable performance factors used to determine long term incentive awards.
Full year 2016 non-cash G&A expenses increased $0.5 million compared to 2015 due to an increase in applicable performance factors partly offset by lower share-settled grants in 2016 and higher forfeiture rates related to 2015 staff reductions.
During the twelve months ended December 31, 2016, $3.2 million (December 31, 2015 - $8.5 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").
DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Depletion, depreciation and amortization	75.3	87.7	104.9	349.9	455.3
$/boe	15.06	17.29	16.78	16.76	17.47
Accretion	3.6	3.6	3.9	15.1	17.1
$/boe	0.72	0.71	0.62	0.72	0.66
Fourth quarter of 2016 DD&A expense decreased $12.4 million compared to the third quarter of 2016 primarily driven by a lower unit of production rate as a downward ARO asset revision resulted in a decrease to the PP&E base. The fourth quarter of 2016 ARO asset revision resulted from an increase in the discount rate quarter over quarter.
Fourth quarter and full year 2016 DD&A expense decreased $29.6 million and $105.4 million compared to the same periods last year, respectively, due to a lower unit of production rate as a result of lower net book value from 2015 PP&E impairment charges combined with a decrease in production volumes and the absence of depletion related to divested properties.
Fourth quarter of 2016 ARO accretion expense remained essentially unchanged compared to the third quarter of 2016 and the fourth quarter of 2015. Full year 2016 accretion expense decreased $2.0 million compared to the same period last year resulting primarily from lower discount rates throughout the year and the absence of accretion related to the ARO liability associated with 2016 property dispositions.
EXPLORATION AND EVALUATION ASSETS ("E&E")
Pengrowth's E&E assets consist of exploration and development projects which are pending the determination of proved plus probable reserves and production.
E&E assets totaled $496.3 million at December 31, 2016, primarily related to the Groundbirch and Bernadet properties in north eastern British Columbia. See Note 6 to the December 31, 2016 audited Consolidated Financial Statements for more information.

PENGROWTH 2016 Management's Discussion and Analysis	26

IMPAIRMENTS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
PP&E impairment	—	—	401.0	—	810.0
Goodwill impairment	—	—	117.5	—	190.5
Total impairment	—	—	518.5	—	1,000.5
PP&E Impairments
Pengrowth is in the process of marketing various assets as an alternative to reduce debt. Management identified impairment triggers in this regard and performed impairment tests; however, no impairment expense was required to be recorded as at the date of the financial statements. The December 31, 2016 impairment tests were carried out based only on proved plus probable reserve values using pre-tax discount rates of 10 - 12 percent, January 1, 2017 independent reserves evaluator's forecast pricing, and an inflation rate of 2 percent.
At September 30, 2015 and December 31, 2015, impairment tests were carried out on all CGUs in light of significant and rapid declines in commodity prices at that time. This resulted in an $810.0 million total PP&E impairment recorded in 2015. See Note 5 to the December 31, 2015 audited Consolidated Financial Statements for more information.
E&E Impairments
For the year ended December 31, 2015, Pengrowth evaluated Groundbirch for an impairment in conjunction with the Montney CGU, which has both PP&E and E&E. This was in accordance with Pengrowth's policy and IFRS which states that the impairment of ongoing E&E projects should be assessed on the cash flow from the applicable CGUs in the operating segment. It was determined that the recoverable amount exceeded the carrying amount and, as such, no impairment was recorded for the year ended December 31, 2015.
Goodwill Impairments
In accordance with IFRS, goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment for impairment of PP&E and E&E.
At December 31, 2016, Pengrowth has no remaining goodwill balance. At September 30, 2015 and December 31, 2015, goodwill impairment tests were performed. This resulted in a $190.5 million of goodwill impairment in 2015, reducing the goodwill balance to $nil at December 31, 2015. See Note 7 to the December 31, 2015 audited Consolidated Financial Statements for more information.
INTEREST AND FINANCING CHARGES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Interest and financing charges	27.0	27.1	28.5	108.5	116.3
Capitalized interest	(0.7)	(0.8)	(0.6)	(3.0)	(12.4)
Total interest and financing charges	26.3	26.3	27.9	105.5	103.9
At December 31, 2016, Pengrowth had approximately $1.7 billion in total debt before working capital, composed of $1.6 billion of fixed rate debt and $0.1 billion of convertible debentures outstanding. Total fixed rate debt consists primarily of U.S. dollar denominated senior unsecured notes at a weighted average interest rate of 5.8 percent. The convertible debentures have a 6.25 percent coupon. Pengrowth had no borrowings on the credit facility.
Fourth quarter of 2016 interest and financing charges, before capitalized interest, remained unchanged compared to the third quarter of 2016.
Fourth quarter 2016 interest and financing charges, before capitalized interest, decreased $1.5 million compared to the fourth quarter of 2015 mainly due to lower borrowings on the credit facilities in 2016. During 2016, surplus funds flow and disposition proceeds were used to completely repay the bank credit facility. Also contributing to the decrease was the absence of interest relating to the U.K. term debt repaid on December 1, 2015 partly offset by additional

PENGROWTH 2016 Management's Discussion and Analysis	27

financing charges related to the finance lease of the co-generation facilities at Lindbergh, discussed in the Acquisitions and Dispositions section of this MD&A.
Full year 2016 interest and financing charges, before capitalized interest, decreased $7.8 million compared to 2015 due to lower borrowings on the credit facilities in 2016 and the absence of interest relating to the U.K. term debt repaid on December 1, 2015 combined with a gain on redemption of convertible debentures realized in 2016. These decreases were partly offset by higher Canadian equivalent interest expense on U.S. term debt, resulting from the weaker average Canadian Dollar and additional financing charges related to the finance lease of the co-generation facilities at Lindbergh.
Following declaration of commerciality at the Lindbergh project on April 1, 2015, Pengrowth ceased capitalizing interest on the first commercial phase of the project. In accordance with IFRS, interest is capitalized for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the twelve months ended December 31, 2016, $3.0 million (December 31, 2015 - $12.4 million) of interest was capitalized on the Lindbergh project to PP&E using Pengrowth's weighted average cost of debt of 5.7 percent (December 31, 2015 - 5.4 percent).
OTHER (INCOME) EXPENSE
Full year 2016 other income of $2.7 million was relatively unchanged from last year. The $2.7 million was mostly related to investment income on remediation trust funds and interest income.
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax recovery of $9.9 million in the fourth quarter of 2016, compared to deferred tax recoveries of $14.9 million and $108.4 million in the third quarter of 2016 and the fourth quarter of 2015, respectively. This was primarily due to temporary differences related to the change in fair value of commodity risk management contracts in the fourth quarter of 2016 and fourth quarter of 2015 PP&E impairment charges. The full year 2016 deferred tax recovery amounted to $93.4 million compared to a recovery of $222.7 million recorded in 2015 driven by the above mentioned temporary differences and impairment charges.
Pengrowth has certain income tax filings from predecessor entities that are in dispute with tax authorities and has paid $9.5 million and $2.7 million to the Canada Revenue Agency ("CRA") and the Alberta Tax and Revenue Administration, respectively, to formally begin the process of challenging the particular taxation year. Pengrowth believes that its filings to-date are correct and that it will be successful in defending its positions. Therefore, no provision for any potential income tax liability was recorded and the $12.2 million has been recorded as a long term receivable.
See Notes 4 and 11 to the December 31, 2016 audited Consolidated Financial Statements for additional information.
FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Currency exchange rate (Cdn$1 = U.S.$) at period end	0.74	0.76	0.72	0.74	0.72
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt (1)	(34.8)	(22.8)	(55.7)	46.8	(253.8)
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt (1)	0.7	0.3	(0.1)	5.8	(13.9)
Total unrealized foreign exchange gain (loss) from translation of foreign denominated debt	(34.1)	(22.5)	(55.8)	52.6	(267.7)
Unrealized gain (loss) on U.S. foreign exchange risk management contracts (2)	(26.7)	12.9	31.0	(80.6)	19.2
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	(0.8)	(0.1)	(0.2)	(5.4)	13.3
Total unrealized gain (loss) on foreign exchange risk management contracts	(27.5)	12.8	30.8	(86.0)	32.5
Net unrealized foreign exchange gain (loss)	(61.6)	(9.7)	(25.0)	(33.4)	(235.2)
Net realized foreign exchange gain (loss) (3) (4)	46.8	0.5	0.3	46.5	91.5

(1)	Includes both principal and interest.

(2)	Includes both foreign exchange risk management contracts associated with the U.S. senior unsecured notes and with the U.S. dollar fixed price WCS differential.

PENGROWTH 2016 Management's Discussion and Analysis	28

(3)	Three and twelve months ended December 31, 2016 include $47.0 million of gains related to the early settlement of foreign exchange swap contracts.

(4)	Three and twelve months ended December 31, 2015 include $0.2 million and $94.1 million, respectively, of gains related to the settlement of foreign exchange swap contracts.
As 90 percent of Pengrowth’s total debt before working capital is denominated in foreign currencies at December 31, 2016, the majority of Pengrowth’s unrealized foreign exchange gains and losses are attributable to the translation of this debt into Canadian dollars and changes in the fair value of the related foreign exchange swap contracts Pengrowth employs to manage this risk.
The gains or losses on foreign debt principal restatement each period are calculated by comparing the translated Canadian dollar balance of foreign currency denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and the amount of debt denominated in a foreign currency.
U.S.$ Swap Contracts Associated with the U.S. Dollar Denominated Term Debt
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of principal for Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. dollar denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt.
During the fourth quarter of 2016, Pengrowth monetized gains on all of the outstanding U.S.$920.0 million of swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt. This resulted in a Cdn$47.0 million realized foreign exchange gain in the fourth quarter of 2016. Pengrowth subsequently entered into U.S.$920.0 million of new swap contracts at a weighted average rate of U.S.$0.75 per Cdn$1 as follows:

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
1,115.5	920.0	82%	0.75
At December 31, 2016, the fair value of these U.S. foreign exchange derivative contracts was a liability of Cdn$6.0 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
During 2015, Pengrowth monetized gains on U.S.$410 million of swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt. This resulted in a Cdn$84.1 million realized foreign exchange gain in the first quarter of 2015 and the cash proceeds were used to pay down a portion of the credit facilities. The foreign exchange swap contracts of U.S.$50 million associated with the May 2015 U.S. term debt series settled in tandem with its maturity, resulting in a Cdn$9.8 million realized foreign exchange gain recorded in the second quarter of 2015. Together, these transactions brought 2015 realized foreign exchange gains from settlement of U.S. swap contracts to Cdn$93.9 million. Subsequent to the 2015 monetization, Pengrowth entered into a series of new foreign exchange swap contracts. At December 31, 2015, Pengrowth held a total of U.S.$920.0 million in foreign exchange swap contracts at a weighted average fixed rate of U.S.$0.78 per Cdn$1.
U.S.$ Swap Contracts Associated with the Fixed Price WCS Differential
Pengrowth entered into several foreign exchange risk management contracts related to the U.S. dollar WCS differential physical delivery contracts as follows:

Notional quantity (bbl/d)	Term	Average fixed rate (Cdn$1 = U.S.$)
15,000	2017	0.76
At December 31, 2016, the fair value of these U.S. foreign exchange derivative contracts was an asset of Cdn$2.5 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.

PENGROWTH 2016 Management's Discussion and Analysis	29

U.K. Pound Sterling Swap Contracts Associated with the U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling denominated term debt. At December 31, 2016, Pengrowth held the following contract fixing the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt maturing in October 2019:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	15.0	100%	0.63
At December 31, 2016, the fair value of the U.K. foreign exchange derivative contracts was a net asset of $0.8 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Foreign Exchange Rate Sensitivity on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2016 ($ millions)	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	11.2	0.2
Unrealized foreign exchange risk management gain or loss	9.2	0.2
Net pre-tax impact on Consolidated Statements of Income (Loss)	2.0	—
Foreign Exchange Rate Sensitivity on Fixed Price WCS Differential
A Cdn$0.01 exchange rate change in the U.S. dollar would result in a pre-tax change in the unrealized gain (loss) on foreign exchange risk management contracts outstanding as at December 31, 2016 of approximately $0.8 million.
ASSET RETIREMENT OBLIGATIONS - NET PRESENT VALUE

($ millions)	Dec 31, 2016	Dec 31, 2015	Change
ARO, beginning of year	703.4	780.8	(77.4)
Expenditures on remediation/provisions settled	(20.0)	(19.0)	(1.0)
ARO on dispositions	(11.8)	(112.4)	100.6
Incurred during the period	—	16.8	(16.8)
Accretion	15.1	17.1	(2.0)
Other revisions	(34.4)	20.1	(54.5)
ARO, end of year	652.3	703.4	(51.1)
The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.
At December 31, 2016, the ARO liability decreased $51.1 million mainly due to $34.4 million of revisions to cost and timing estimates combined with $11.8 million of the liability decrease due to divestments. Pengrowth has estimated the net present value of its total ARO to be $652.3 million as at December 31, 2016 (December 31, 2015 – $703.4 million), based on a total escalated future liability of $2.1 billion (December 31, 2015 – $1.7 billion). Total escalated future liability increased in 2016 due to the economic field lives being extended, driven by the improvement in economics relative to 2015. The majority of the costs are expected to be incurred between 2040 and 2085. A risk free discount rate of 2.3 percent per annum and an ARO specific inflation rate of 1.5 percent were used to calculate the net present value of the ARO at December 31, 2016.

PENGROWTH 2016 Management's Discussion and Analysis	30

REMEDIATION TRUST FUNDS AND REMEDIATION AND ABANDONMENT EXPENSE
During 2016, Pengrowth contributed $30.1 million (December 31, 2015 - $21.4 million), into externally managed trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and Sable Offshore Energy Project ("SOEP"). The total balance of the remediation trust funds was $106.5 million at December 31, 2016 (December 31, 2015 - $79.6 million).
Pengrowth has a contractual obligation to make contributions to a remediation trust fund that is used to cover certain ARO on its Judy Creek properties in the Swan Hills area. Pengrowth makes monthly contributions to the fund of $0.10/boe of production from the Judy Creek properties and an annual lump sum contribution of $0.25 million.
Pengrowth has a contractual obligation to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. In 2016, Pengrowth made a monthly contribution to the fund at a rate of $6.64/MMBtu of its share of natural gas production and $13.29/bbl of its share of natural gas liquids production from SOEP. Starting in January 2017, the rates decreased to $4.07/MMBtu of Pengrowth's share of natural gas production and $7.71/bbl of Pengrowth's share of natural gas liquids production.
See Note 4 to the December 31, 2016 audited Consolidated Financial Statements for additional information.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. For 2016, Pengrowth spent $20.0 million on abandonment and reclamation (December 31, 2015 - $19.0 million). Pengrowth expects to spend approximately $20 million in 2017 on abandonment and reclamation activities, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Regulator.
CLIMATE CHANGE PROGRAMS
The Province of Alberta regulates Greenhouse Gas ("GHG") emissions under the Climate Change and Emissions Management Act. Under that Act, the Specified Gas Reporting Regulation ("SGRR") imposes annual GHG emissions reporting requirements on all Alberta facilities that emit more than 50,000 tonnes of greenhouse gases per year.
Pengrowth is also subject to the Specified Gas Emitters Regulation (“SGER”), which imposes GHG emissions intensity limits and reduction requirements for owners of facilities that emit 100,000 tonnes per year or more of GHG. 2015 amendments to the SGER have increased the maximum emission intensity reduction requirement for facility owners from 12 percent to 15 percent over baseline emission levels for those facilities in 2016, and 20 percent starting in 2017. The baseline for facilities is an average of 2003, 2004 and 2005 emissions. Facilities can meet these required reductions in three ways: audited emission reductions in their operations; purchased Alberta-based offset carbon credits or contributions to the Alberta Climate Change and Emissions Management Fund. Unused reduction credits from one year may be carried forward to future years. The 2015 SGER amendments have increased the price for such credits from $15/tonne to $20/tonne for 2016 and $30/tonne beginning in 2017.
In 2016, Pengrowth had three operated facilities that are subject to the annual 15 percent reduction: the Olds Gas Plant, the Judy Creek Gas Conservation Plant and the Quirk Creek Gas Plant. Pengrowth will submit the 2016 SGER Compliance reports summarizing emissions reduction information on these facilities by March 31, 2017, as scheduled. It is anticipated that the Olds Gas Plant and the Judy Creek Gas Conservation Plant will achieve the reduction targets for 2016; however the Quirk Creek Gas Plant is not expected to achieve the reduction target. In 2016, Pengrowth purchased approximately $0.1 million (net of credits) of Emission Performance Credits payable to the Alberta Climate Change and Emissions Management Fund relating to the 2015 Quirk Creek Gas Plant emissions reporting period. Pengrowth expects to purchase a similar amount in the first quarter of 2017 relating to the 2016 emissions reporting period.
In November 2015, the Government of Alberta announced its Climate Leadership Plan (“CLP”) highlighting four key strategies that the government will implement to address climate change:

1.	the complete phase-out of coal-fired sources of electricity by 2030;

2.	an Alberta economy-wide price on GHG emissions of $30/tonne;

3.	capping oil sands emissions to a province-wide total of 100 megatonnes per year, with certain exceptions for cogeneration power sources and new upgrading capacity; and

4.	reducing methane emissions from oil and gas activities by 45 percent by 2025.

PENGROWTH 2016 Management's Discussion and Analysis	31

Consistent with the Climate Leadership Plan announcement, the Government of Alberta is currently engaging industry for the development of the new Carbon Competitiveness Regulation ("CCR") which is scheduled to replace the current SGER as of January 1, 2018. The majority of the impact of the Climate Leadership Plan is not expected until 2023.
ACQUISITIONS AND DISPOSITIONS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Property acquisitions	—	(1.3)	—	(1.3)	(0.9)
Proceeds from property dispositions	10.6	2.2	183.4	60.2	210.5
Net cash proceeds from dispositions	10.6	0.9	183.4	58.9	209.6
During 2016, Pengrowth had minimal acquisition activity. Dispositions were primarily related to the sale and leaseback of the co-generation facilities at the Lindbergh thermal oil project in Cold Lake Alberta for proceeds of $35.0 million and other minor dispositions, partly offset by minor sales price adjustments to previously closed dispositions, resulting in pre-tax losses on dispositions of $27.1 million.
During 2015, Pengrowth disposed of its non-core Jenner and Bodo assets and other minor properties for proceeds of $210.5 million, net of closing adjustments, resulting in pre-tax losses of $98.1 million.
WORKING CAPITAL
Working capital surplus or deficiency is calculated as current assets less current liabilities per the Consolidated Balance Sheets.
At December 31, 2016, Pengrowth had a working capital deficiency of $396.9 million, as current liabilities included $537.0 million of senior unsecured notes and $126.6 million of convertible debentures which are due within one year. Excluding the current portions of the senior unsecured notes and convertible debentures, Pengrowth had a working capital surplus of $266.7 million, primarily from the $286.7 million of cash on hand at December 31, 2016.
At December 31, 2015, Pengrowth had a working capital surplus of $181.6 million which was a result of the current asset portion of the fair value of risk management contracts and receivables exceeding the current liabilities.
FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations and foreign currency exposure. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the December 31, 2016 audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 17 to the December 31, 2016 audited Consolidated Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.

PENGROWTH 2016 Management's Discussion and Analysis	32

FUNDS FLOW FROM OPERATIONS AND DIVIDENDS
The following table provides funds flow from operations, dividends declared, the excess of funds flow from operations over dividends and payout ratio:

	Three months ended			Twelve months ended
($ millions except per share amounts)	Dec 31, 2016	Sept 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Funds flow from operations (1) (2)(3) (4)	111.7	122.7	114.2	429.7	459.3
Dividends declared	—	—	5.5	—	101.0
Funds flow from operations less dividends declared	111.7	122.7	108.7	429.7	358.3
Per share	0.20	0.22	0.20	0.79	0.66
Payout ratio (5) (6)	—%	—%	5%	—%	22%

(1)
Funds flow from operations for the three and twelve months ended December 31, 2016 include $35.6 million and $77.2 million, respectively, of gains related to the early settlement of commodity risk management contracts.

(2)	Funds flow from operations for the three months ended September 30, 2016 includes $41.6 million of gains related to the early settlement of commodity risk management contracts.

(3)
Funds flow from operations for the three and twelve months ended December 31, 2016 exclude $47.0 million of gains related to the early settlement of foreign exchange swap contracts as this was considered a financing activity.

(4)
Funds flow from operations for the three and twelve months ended December 31, 2015 exclude $0.2 million and $94.1 million, respectively, of gains related to the 2015 settlement of foreign exchange swap contracts as these were considered financing activities.

(5)	Payout ratio is calculated as dividends declared divided by funds flow from operations.

(6)	See definition under the section "Non-GAAP Financial Measures".
As a result of the depleting nature of oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of funds flow from operations less dividends declared, and as applicable, through the sale of existing properties, issuance of additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating funds flow from operations.
Funds flow from operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to cash flow. Details of commodity risk management contracts are contained in Note 17 to the December 31, 2016 audited Consolidated Financial Statements.
DIVIDENDS
In response to the low commodity price environment and near term price outlook, Pengrowth's Board of Directors suspended the quarterly payment of $0.01 per share on January 20, 2016. No dividends were declared or paid in 2016. The Board will continue to review its dividend policy on a regular basis.

	Dividend amounts paid (Cdn$ per share)
Month	2016	2015
January	—	0.04
February	—	0.04
March	—	0.02
April	—	0.02
May	—	0.02
June	—	0.02
July	—	0.02
August	—	0.02
September	—	0.02
October	—	—
November	—	—
December (1)	—	0.01
Total dividends paid per share	—	0.23

(1)	December 2015 represents a quarterly payment of $0.01 per share.
Dividend Reinvestment Plan ("DRIP")
During 2016, no shares were issued under the DRIP program. During 2015, 6.4 million shares were issued under the DRIP program for cash proceeds of $18.7 million.

PENGROWTH 2016 Management's Discussion and Analysis	33

SUMMARY OF QUARTERLY RESULTS

	2016				2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas sales ($ millions) (1)	169.2	145.6	137.2	114.2	169.1	211.9	249.9	199.9
Net income (loss) ($ millions)	(92.4)	(52.9)	(173.4)	25.0	(468.6)	(329.6)	(134.4)	(160.5)
Net income (loss) per share ($)	(0.17)	(0.10)	(0.32)	0.05	(0.86)	(0.61)	(0.25)	(0.30)
Net income (loss) per share - diluted ($)	(0.17)	(0.10)	(0.32)	0.05	(0.86)	(0.61)	(0.25)	(0.30)
Adjusted net income (loss) ($ millions)	45.3	18.6	(16.5)	0.5	(463.4)	(374.0)	(38.9)	64.8
Funds flow from operations ($ millions) (2) (3) (4)	111.7	122.7	89.1	106.2	114.2	120.6	111.5	113.0
Dividends declared ($ millions)	—	—	—	—	5.5	21.8	30.8	42.9
Dividends declared per share ($)	—	—	—	—	0.01	0.04	0.06	0.08
Daily production (boe/d)	54,354	55,137	56,735	62,056	67,934	74,239	74,113	69,334
Total production (Mboe)	5,001	5,073	5,163	5,647	6,250	6,830	6,744	6,240
Average sales price ($/boe) (1)	33.62	28.45	26.32	19.94	26.56	30.75	36.58	31.39
Operating netback ($/boe) (5)	30.82	32.13	25.46	27.31	25.07	25.48	23.98	25.37

(1)	Excludes realized commodity risk management.

(2)
Fourth quarter of 2016 funds flow from operations includes $35.6 million of gains related to the early settlement of commodity risk management contracts and excludes $47.0 million related to the settlement of foreign exchange swap contracts as this was considered a financing activity.

(3)	Third quarter of 2016 funds flow from operations includes $41.6 million of gains related to early settlement of commodity risk management contracts.

(4)
First, second and fourth quarters of 2015 funds flow from operations exclude $84.1 million, $9.8 million and $0.2 million, respectively, related to the settlement of foreign exchange swap contracts as these were considered financing activities.

(5)	Includes realized commodity risk management.
Fourth quarter of 2016 average sales price increased compared to the preceding five quarters, but remained lower than second quarter of 2015, as per the table above, driven by changes in the benchmark prices. The impact of the declining benchmark prices on oil and gas sales has been offset somewhat by the weakening Canadian dollar throughout the two year period.
Although oil and gas sales have declined significantly throughout 2016 and 2015, driven by a steep decline in the oil and natural gas benchmark prices, operating netbacks and funds flow from operations remained strong primarily due to realized commodity risk management gains.
Fourth quarter of 2016 production was lower than all of the preceding quarters of 2016 and 2015 resulting primarily from property dispositions and natural declines due to capital spending curtailments in the current low commodity price environment. The second and third quarters of 2015 production increases were mainly attributable to the inclusion and ramp-up of the Lindbergh Phase 1 production.
Quarterly net income (loss), as per the table above, has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, accretion of ARO, changes in fair value of commodity risk management contracts, unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred income taxes, as applicable. Funds flow from operations was also impacted by changes in royalty expense, operating and cash G&A costs.

PENGROWTH 2016 Management's Discussion and Analysis	34

SELECTED ANNUAL INFORMATION
The table below provides a summary of selected annual information for the years ended 2016, 2015 and 2014:

	Twelve months ended December 31
($ millions unless otherwise indicated)	2016	2015	2014
Oil and gas sales (1)	566.2	830.8	1,496.9
Net income (loss)	(293.7)	(1,093.1)	(578.8)
Net income (loss) per share ($)	(0.54)	(2.02)	(1.10)
Net income (loss) per share - diluted ($)	(0.54)	(2.02)	(1.10)
Dividends declared per share ($)	—	0.19	0.48
Total assets	4,101.3	4,550.7	6,169.8
Long term debt (2)	1,687.3	1,852.8	1,859.2
Shareholders' equity	1,485.0	1,765	2,926.8
Number of shares outstanding at year end (thousands)	547,709	543,033	533,438

(1)	Excluding realized commodity risk management.

(2)	Includes current and long term portions of long term debt and convertible debentures, as applicable.
COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ millions)	2017	2018	2019	2020	2021	Thereafter	Total
Convertible debentures (1)	126.6	—	—	—	—	—	126.6
Interest payments on convertible debentures	3.9	—	—	—	—	—	3.9
Long term debt (2)	537.0	370.6	71.7	154.8	—	426.6	1,560.7
Interest payments on long term debt (3)	89.6	46.1	29.1	21.2	17.8	36.1	239.9
Operating leases (4)	14.5	9.1	9.1	9.4	9.4	29.2	80.7
Pipeline transportation	32.1	33.0	30.8	31.9	31.6	109.0	268.4
Other	14.5	2.1	0.4	0.4	0.4	15.6	33.4
	818.2	460.9	141.1	217.7	59.2	616.5	2,313.6

(1)	Assumes no conversion of convertible debentures prior to maturity.

(2)	The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate and excludes related foreign exchange risk management contracts.

(3)	Interest payments are calculated at fixed rate debt interest rates and December 31, 2016 period end exchange rate.

(4)	Includes office rent, vehicle leases and other.
SUBSEQUENT EVENTS
On January 6, 2017, Pengrowth completed the sale of a 4.0 percent GORR interest on its Lindbergh thermal property and certain seismic assets for $250 million cash consideration. The $117.5 million carrying value associated with the GORR and seismic sale is presented as assets held for sale and classified as a current asset on the Consolidated Balance Sheets. It is expected that a gain on disposition of approximately $130 million before tax, net of transaction costs, will be recorded in the first quarter of 2017.

On February 21, 2017, Pengrowth announced plans to use its cash on hand to repay the $126.6 million convertible debenture on March 31, 2017 and early repay U.S.$300.0 million of the U.S.$400.0 million 6.35 percent senior unsecured notes on March 30, 2017. Following these payments, Pengrowth's pro forma debt will be reduced to approximately $1.1 billion assuming February 21, 2017 exchange rates.
BUSINESS RISKS
The following factors should not be considered exhaustive. Additional risks are outlined in the Corporation’s most recent Annual Information Form ("AIF") which is available on SEDAR at www.sedar.com.
The value of Pengrowth common shares is subject to numerous risk factors. Pengrowth’s principal source of net cash flow is from Pengrowth’s portfolio of producing oil and natural gas properties. Some of the principal risk factors that are associated with Pengrowth's business include, but are not limited to, the following:

PENGROWTH 2016 Management's Discussion and Analysis	35

Risks associated with Commodity Prices

•
The prices of Pengrowth’s products (crude oil, bitumen, natural gas and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, availability of pipeline and rail transportation capacity, availability of refining capacity, discount for Western Canadian light and heavy oil and natural gas, and political and economic stability.

•	Production could be shut-in at specific wells or fields in times of low commodity prices.

•
Substantial and sustained reductions in commodity prices or equity and debt markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth recording an impairment loss as well as affect Pengrowth’s ability to reinstate and maintain a dividend on its shares, spend capital, service its debt and meet its other obligations. An impairment test is sensitive to lower realized commodity prices, which have been under significant downward pressure in recent years. Declines in commodity prices could result in impairment charges as the cushions in the CGU impairment tests have been eroded by commodity price decreases.

Risks associated with Liquidity

•
Capital markets may restrict Pengrowth’s access to capital and raise its cost of capital and borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•
Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any counterparties to meet their contractual obligations could adversely impact Pengrowth.

•	Changing interest rates influence borrowing costs and the availability of capital.

•
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In most circumstances, being in default of one loan will result in other loans also being in default and restrict access to the Credit Facility and Demand Facility. If an event of non-compliance continued, Pengrowth would have to repay the relevant debt, refinance the debt or negotiate new terms with the debt holders.

•
In event of default on Pengrowth's debts, the net proceeds of any foreclosure sale would be allocated to the repayment of the lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to the shareholders.

•	Uncertainty in international financial markets could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.
Risks associated with Legislation and Regulatory Changes

•
Government royalties, income taxes, commodity and other taxes, levies, fees and any audits may have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•
Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, Pengrowth may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•
Regulations surrounding the fracture stimulation of wells, including increasing disclosure and restrictions, differ and depend on the area of operation. Pengrowth may have to adjust its operational practices, increase compliance and incur additional costs as a result.

•
Changes to accounting policies may result in significant adjustments to Pengrowth's financial results, which could negatively impact Pengrowth's business, including increasing the risk of failing a financial covenant contained within the credit facility or term debt.

Risks associated with Operations

•
The marketability of Pengrowth's production depends in part upon the availability, proximity and capacity of gathering systems, pipelines, rail lines and processing facilities. Operational or economic factors may result in the inability to deliver the products to market.

•	Competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

PENGROWTH 2016 Management's Discussion and Analysis	36

•
Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and have a direct impact on cycle times.

•	Limitations on the availability of specialized equipment, goods and services, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•
Oil and gas operations can be negatively impacted by certain weather conditions, including floods, forest fires and other natural events, which may restrict production and/or delay drilling activities.

•
A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, Pengrowth may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•
Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Pengrowth's actual results will vary from the reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect the market price of the common shares.

•
During periods of increased activity within the oil and gas sector, the cost of goods and services may increase substantially and it may be more difficult to hire and retain staff and the cost for skilled labour may increase substantially.

•
Attacks against facilities, or the threat thereof, may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•	Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares.

•
Delays or failure to secure regulatory approvals for projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

•
The Corporation has substantial future asset retirement obligations. There is a risk that the magnitude of these payments may be larger than expected and that the timing of such payments may accelerate. Either of these factors could increase financial costs for the Corporation.

•
The performance and results of a thermal project such as Lindbergh is dependent on the ability of the steam to access the reservoir and efficiently move additional heavy oil that would otherwise remain trapped within the reservoir rock. The amount and cost of steam required, the additional oil recovered, the quality of the oil produced, the ability to recycle produced water into steam and the ability to manage costs will determine the economic viability for a thermal project.

•
The success of a thermal project such as Lindbergh will depend, in part, on Pengrowth's ability to sell the production at a desirable price. Current transportation and refining constraints have resulted in a volatile price environment with a substantial discount (differential) being paid for heavy oil and bitumen.

Risks associated with Strategy

•
Capital re-investment on Pengrowth's existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of Pengrowth's cash flow to such opportunities may reduce the funds available for dividend payments to shareholders. In such an event, the market value of the common shares may also be adversely affected.

•
Pengrowth’s oil and gas reserves will be depleted over time and the level of cash flow from operations and the value of Pengrowth's common shares could materially decrease if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

PENGROWTH 2016 Management's Discussion and Analysis	37

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of Pengrowth’s common shares.

•	The market price of the common shares could be adversely affected by unforeseen title defects.
Asset Concentration Risks

•
With the sale of over $1.3 billion of assets since 2012, in part to fund the first commercial phase of Lindbergh, Pengrowth's assets have become much less diversified and increasingly concentrated in one project, product type (bitumen) and one area/formation. A failure to execute at Lindbergh or any of the Corporation's remaining core properties could have a significant adverse effect on Pengrowth.

Foreign Currency Risk

•
Pengrowth has substantial exposure to the U.S. dollar. Any decrease in the Canadian dollar relative to the U.S. dollar results in an increase in the Canadian dollar equivalent of Pengrowth’s U.S. dollar denominated term debt as Pengrowth reports and prepares its covenant calculations in Canadian dollars. A significant decrease in the value of the Canadian dollar relative to the U.S. dollar could cause Pengrowth to be in violation of its debt covenants resulting in Pengrowth being in default under its borrowing agreements.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•
Pengrowth is subject to a variety of information technology and system risks, including potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of our information technology systems by third parties or insiders which could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to our business activities or our competitive position. It could also result in material financial loss, regulatory action and sanctions, reputational harm and/or legal liability, which, in turn, could materially adversely affect our business, financial condition or profitability.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth's common shares.

•
Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated term debt for both interest and principal payments.

•	Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.
These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation which is available on SEDAR at www.sedar.com.
ACCOUNTING PRONOUNCEMENTS ADOPTED
There were no new or amended accounting standards adopted during the twelve months ended December 31, 2016.
ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.
Pengrowth intends to adopt IFRS 15 in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. Pengrowth is currently evaluating and documenting the impact, if any, that the adoption of this standard will have on its financial statements.
In July 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early

PENGROWTH 2016 Management's Discussion and Analysis	38

adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. Pengrowth does not anticipate any material changes in the carrying value of its financial instruments nor from the credit loss impairment model upon adoption of IFRS 9.
IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model. Pengrowth does not currently apply hedge accounting and does not intend to apply hedge accounting to its existing risk management contracts.
In January 2016, the IASB issued the complete IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. Pengrowth is currently evaluating the impact that the adoption of this standard will have on its financial statements.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (“SOX”) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.
The CEO, Derek Evans, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the year ending December 31, 2016. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the Board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of Pengrowth's disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2016, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Energy Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
It should be noted that while Pengrowth’s CEO and CFO believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Pengrowth's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. Pengrowth's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of Pengrowth's financial reporting and the preparation of Pengrowth's Consolidated Financial Statements for external

PENGROWTH 2016 Management's Discussion and Analysis	39

purposes in accordance with IFRS for note disclosure purposes. Pengrowth's internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect Pengrowth's transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of Pengrowth's Consolidated Financial Statements in accordance with IFRS and that receipts and expenditures of Pengrowth's assets are being made only in accordance with authorizations of Pengrowth's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pengrowth's assets that could have a material effect on Pengrowth's Consolidated Financial Statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Pengrowth's management, with the participation of Pengrowth's principal executive officer and principal financial officer, evaluated the effectiveness of Pengrowth's internal control over financial reporting as of December 31, 2016. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013).
Based on Pengrowth's evaluation, management concluded that Pengrowth's internal control over financial reporting was effective as of December 31, 2016.
The effectiveness of internal control over financial reporting as of December 31, 2016 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report, which is included with Pengrowth's audited Consolidated Financial Statements for the year ended December 31, 2016. No changes were made to Pengrowth's internal control over financial reporting during the year ending December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

PENGROWTH 2016 Management's Discussion and Analysis	40

MANAGEMENT'S REPORT TO SHAREHOLDERS

Management’s Responsibility to Shareholders

The Consolidated Financial Statements and the notes to the Consolidated Financial Statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which have been adopted in Canada. Financial information that is presented in the Management Discussion and Analysis is consistent with the Consolidated Financial Statements.

In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Consolidated Financial Statements.

Management is responsible for the reliability and integrity of the Consolidated Financial Statements, the notes to the Consolidated Financial Statements, and other financial information contained in this report. In order to ensure that management fulfills its responsibilities for financial reporting, we have established an organizational structure that provides appropriate delegation of authority, division of responsibilities, and selection and training of properly qualified personnel. Management is also responsible for the development of internal controls over the financial reporting process.

The Board of Directors ("the Board") is assisted in exercising its responsibilities through the Audit and Risk Committee ("the Committee") of the Board, which is composed of four independent directors. The Committee meets regularly with management and the independent auditors to satisfy itself that management’s responsibilities are properly discharged, to review the Consolidated Financial Statements and to recommend approval of the Consolidated Financial Statements to the Board.

KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and provided an independent professional opinion. The auditors have full and unrestricted access to the Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

Derek W. Evans	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer

February 28, 2017

PENGROWTH 2016 Financial Results	41

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Pengrowth Energy Corporation
We have audited the accompanying consolidated financial statements of Pengrowth Energy Corporation, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of income (loss), cash flow and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

PENGROWTH 2016 Financial Results	42

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Pengrowth Energy Corporation as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pengrowth Energy Corporation’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of Pengrowth Energy Corporation’s internal control over financial reporting.

Chartered Professional Accountants
February 28, 2017
Calgary, Canada

PENGROWTH 2016 Financial Results	43

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pengrowth Energy Corporation
We have audited Pengrowth Energy Corporation’s (the "Corporation") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

PENGROWTH 2016 Financial Results	44

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Corporation as at December 31, 2016 and December 31, 2015, and the related consolidated statements of income (loss), cash flow and shareholders’ equity for the years then ended, and our report dated February 28, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants
February 28, 2017
Calgary, Canada

PENGROWTH 2016 Financial Results	45

PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)

		As at	As at
	Note	December 31, 2016	December 31, 2015
ASSETS
Current Assets
Cash and cash equivalents		$286.7	$—
Accounts receivable	17	110.8	139.5
Fair value of risk management contracts	17	2.9	288.8
Assets held for sale	5	117.5	—
		517.9	428.3
Fair value of risk management contracts	17	1.0	166.7
Other assets	4	118.7	89.1
Property, plant and equipment	5	2,849.0	3,346.8
Exploration and evaluation assets	6	496.3	494.8
Deferred income taxes	11	118.4	25.0
TOTAL ASSETS		$4,101.3	$4,550.7

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	9	$—	$3.7
Accounts payable		173.8	217.8
Fair value of risk management contracts	17	55.3	3.4
Convertible debentures	8	126.6	—
Current portion of long term debt	9	537.0	—
Current portion of provisions and other liabilities	10	22.1	21.8
		914.8	246.7
Fair value of risk management contracts	17	5.3	—
Convertible debentures	8	—	137.0
Long term debt	9	1,023.7	1,715.8
Provisions and other liabilities	10	672.5	686.2
		2,616.3	2,785.7
Shareholders' Equity
Shareholders' capital	12	4,815.1	4,797.0
Contributed surplus		22.9	27.3
Deficit		(3,353.0)	(3,059.3)
		1,485.0	1,765.0
Commitments and contingencies	19, 20
Subsequent events	16, 22
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$4,101.3	$4,550.7
See accompanying notes to the Consolidated Financial Statements.
Approved on behalf of the Board of Directors of Pengrowth Energy Corporation

Director	Director

PENGROWTH 2016 Financial Results	46

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)

		Year ended December 31
	Note	2016	2015
REVENUES
Oil and gas sales		$566.2	$830.8
Royalties, net of incentives		(40.0)	(89.5)
		526.2	741.3
Realized gain (loss) on commodity risk management	17	385.7	327.0
Change in fair value of commodity risk management contracts	17	(424.5)	(50.6)
		487.4	1,017.7
EXPENSES
Operating		275.4	372.1
Transportation		33.7	45.5
General and administrative		83.6	99.7
Depletion, depreciation and amortization	5	349.9	455.3
Impairment	5, 7	—	1,000.5
		742.6	1,973.1
OPERATING INCOME (LOSS)		(255.2)	(955.4)

Other (income) expense items
(Gain) loss on disposition of properties	5	27.1	98.1
Unrealized foreign exchange (gain) loss	18	33.4	235.2
Realized foreign exchange (gain) loss	18	(46.5)	(91.5)
Interest and financing charges		105.5	103.9
Accretion	10	15.1	17.1
Other (income) expense		(2.7)	(2.4)
INCOME (LOSS) BEFORE TAXES		(387.1)	(1,315.8)
Deferred income tax (recovery) expense	11	(93.4)	(222.7)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(293.7)	$(1,093.1)
NET INCOME (LOSS) PER SHARE	15
Basic		$(0.54)	$(2.02)
Diluted		$(0.54)	$(2.02)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2016 Financial Results	47

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)

		Year ended December 31
	Note	2016	2015
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(293.7)	$(1,093.1)
Non-cash items
Depletion, depreciation, amortization and accretion	5, 10	365.0	472.4
Impairment	5, 7	—	1,000.5
Deferred income tax (recovery) expense	11	(93.4)	(222.7)
Unrealized foreign exchange (gain) loss	18	33.4	235.2
Change in fair value of commodity risk management contracts	17	424.5	50.6
Share based compensation	13	13.2	12.7
(Gain) loss on disposition of properties	5	27.1	98.1
Other items		0.6	(0.3)
Foreign exchange derivative settlements	17	(47.0)	(94.1)
Funds flow from operations		429.7	459.3
Interest and financing charges		105.5	103.9
Expenditures on remediation	10	(20.0)	(19.0)
Change in non-cash operating working capital	14	(21.5)	(75.7)
Cash flow from operating activities		493.7	468.5
FINANCING
Dividends paid		—	(122.3)
Bank indebtedness (repayment)	9	(3.7)	(7.0)
Long term debt (repayment)	9	(104.0)	(274.4)
Convertible debentures repurchase	8	(10.2)	—
Foreign exchange derivative settlements	17	47.0	94.1
Interest and financing charges paid		(108.6)	(114.8)
Proceeds from DRIP		—	18.7
Cash flow from financing activities		(179.5)	(405.7)
INVESTING
Capital expenditures		(64.4)	(183.8)
Property acquisitions	5	(1.3)	(0.9)
Proceeds on property dispositions	5	60.2	210.5
Contributions to remediation trust funds and other items		(29.6)	(24.1)
Change in non-cash investing working capital	14	7.6	(64.5)
Cash flow from investing activities		(27.5)	(62.8)
CHANGE IN CASH AND CASH EQUIVALENTS		286.7	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		—	—
CASH AND CASH EQUIVALENTS AT END OF YEAR		$286.7	$—
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2016 Financial Results	48

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)

		Year ended December 31
	Note	2016	2015
SHAREHOLDERS' CAPITAL	12
Balance, beginning of year		$4,797.0	$4,759.7
Share based compensation		18.1	18.6
Issued under DRIP		—	18.7
Balance, end of year		4,815.1	4,797.0

CONTRIBUTED SURPLUS
Balance, beginning of year		27.3	32.3
Share based compensation	13	13.7	13.6
Exercise of share based compensation awards		(18.1)	(18.6)
Balance, end of year		22.9	27.3

DEFICIT
Balance, beginning of year		(3,059.3)	(1,865.2)
Net income (loss)		(293.7)	(1,093.1)
Dividends declared		—	(101.0)
Balance, end of year		(3,353.0)	(3,059.3)

TOTAL SHAREHOLDERS' EQUITY		$1,485.0	$1,765.0
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2016 Financial Results	49

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).
Pengrowth’s operations are viewed as a single operating segment by the chief operating decision maker (CEO) of the Corporation for the purpose of resource allocation and assessing performance.
The Consolidated Financial Statements were authorized for release by the Board of Directors on February 28, 2017.
Property, Plant and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets
Pengrowth capitalizes all costs of developing and acquiring oil and gas properties. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs and share based compensation expense associated with exploration and development activities. Repairs and maintenance costs are expensed as incurred.
Property, Plant and Equipment
PP&E is stated at cost less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, costs attributable to bringing the asset into operation, the initial estimate of asset retirement obligation and, for qualifying assets, borrowing costs. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.
Exploration and Evaluation Assets
Costs of exploring for and evaluating certain oil and natural gas properties are capitalized within E&E assets. These E&E assets include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E&E assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.
E&E assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the commercial production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.

PENGROWTH 2016 Financial Results	50

Subsequent Costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.
The carrying amount of any replaced or sold component is de-recognized. The costs of the day-to-day servicing of PP&E are expensed as incurred.
Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth capitalizes interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital projects that require capital expenditures over a period greater than one year, in order to produce oil or gas from a specific property. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use.
Assets Held for Sale
Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition. For the sale to be highly probable, Management must be committed to sell the asset and an active program to locate a buyer and complete the sale must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to be completed within one year from the date of classification. Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs of disposal, with impairments recognized in the Consolidated Statements of Income (Loss) in the period measured.
Dispositions
Gains or losses are recognized in the Consolidated Statements of Income (Loss) on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions, gross overriding royalty and property dispositions. The gain or loss is measured as the difference between the fair value of the proceeds received and the carrying value of the assets disposed, including capitalized future asset retirement obligations and any associated goodwill.
Depletion and Depreciation
The net carrying value of developed or producing fields or groups of fields is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the "best estimate" of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Properties with no remaining production and reserves are fully depleted in the year that production ceases. Assets under construction are not depleted or depreciated until available for their intended use.

For other assets, depreciation is recognized in the Consolidated Statements of Income (Loss) using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

-	Office equipment	60 months
-	Leasehold improvements and finance leases	Lease term/Useful life
-	Computers	36 months
-	Deferred hydrocarbon injectants	24 months
-	Motor vehicles	60 months

Depreciation methods, useful lives and residual values are reviewed annually.

PENGROWTH 2016 Financial Results	51

Farmouts
Under IFRS, farmouts are considered a disposition of a partial interest in a property. The proceeds on the disposition are generally considered to be the capital spent, or estimated to be spent, by the farmee in order to earn the interest. When the agreed upon work commitment has been completed, the farmee has earned their interest. It is at this stage that Pengrowth records a gain or loss on disposition, as the difference between the estimated capital and the carrying value of the disposed interest, in the Consolidated Statements of Income (Loss).

Leased Assets
Assets held by Pengrowth under leases which transfer to the Corporation substantially all of the risks and rewards of ownership are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets held under other leases are classified as operating leases and are not recognized in the Consolidated Balance Sheets. Payments made under operating leases are recognized in the Consolidated Statements of Income (Loss) on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

At inception of certain arrangements, the Corporation determines whether such arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains the right to use the asset(s).
Goodwill and Business Combinations
Goodwill
Goodwill may arise on business combinations and represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Consolidated Statements of Income (Loss).
Impairment
Non-Financial Assets

Property, Plant and Equipment
For the purpose of impairment testing, PP&E is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets - cash generating unit (the “CGU”).

CGUs that have associated goodwill are tested for impairment at least annually, however, CGUs with or without associated goodwill are first tested when there is an indication of impairment, such as sustained decreases in commodity prices or significant downward revisions in reserves volumes. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Consolidated Statements of Income (Loss).

The recoverable amount of a CGU is the higher of its value in use and the fair value less costs to sell. In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Undeveloped land, contingent resources and infrastructure may also be considered in the recoverable amount.

Impairment losses recognized in respect of specific CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. Impairment losses recognized in respect of goodwill allocated to a group of CGUs is allocated to the goodwill on a pro-rata basis.

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Impairment losses in respect of PP&E recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.
Exploration and Evaluation Assets
E&E assets are tested for impairment when there is an indication that a particular E&E project may be impaired. Examples of indicators of impairment include a significant price decline over an extended period, the decision to delay or no longer pursue the E&E project, an expiry of the rights to explore in an area, or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount and, in certain circumstances, could be tested in conjunction with PP&E impairment testing of related CGUs. The impairment of E&E assets would be recognized in the Consolidated Statements of Income (Loss).
Goodwill
For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at December 31. In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the groups of CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the CGUs. An impairment loss in respect of goodwill cannot be reversed.

Financial Assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence, including failure to pay on time, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset, measured at amortized cost, is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
Any impairment losses of financial assets are recognized in the Consolidated Statements of Income (Loss). An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the Consolidated Statements of Income (Loss).

Provisions and Other Liabilities
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at the appropriate discount rate. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (“ARO”)
Pengrowth initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset, net of accumulated depreciation, are derecognized if the asset is subsequently disposed.

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Pengrowth has placed cash in segregated, independently managed, remediation trust fund accounts to fund certain ARO for the Judy Creek and Sable Offshore Energy Project ("SOEP") properties. These funds are reflected in Other Assets on the Consolidated Balance Sheets.

Finance Leases
Finance lease transactions are also categorized in Provisions and other liabilities.

Contract & Other Liabilities
Firm pipeline commitments from an acquisition would be reflected as a contract liability, with the amount reduced each period as the contract settles.
Pengrowth also categorizes cash-settled long term incentive plan ("LTIP") grants and cash deferred bonus, within this grouping.

Deferred Income Taxes
Income tax (recovery) expense is composed of current and deferred tax. Income tax (recovery) expense is recognized in the Consolidated Statements of Income (Loss) except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Consolidated Financial Statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

Share Based Compensation Plans
Pengrowth has share-settled and cash-settled share based compensation plans, which are described in Note 13.
i) Share-settled LTIP
Compensation expense is based on the estimated fair value of the share-settled award at the date of grant. Compensation expenses associated with the share-settled plans are recognized in the Consolidated Statements of Income (Loss) over the vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of the awards together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital at the time of exercise.

ii) Cash-settled LTIP
Commencing in 2016, certain employees receive cash-settled RSUs in place of previously received share-settled long term incentives. Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest evenly over a period of three years or less. Furthermore, the independent members of the Board of Directors also receive cash-settled long term incentives called Phantom Deferred Share Units ("Phantom DSUs"). Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason.

Compensation expense associated with the cash-settled LTIP is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end, including notional dividends, as applicable. This valuation incorporates the period end share price and the number of cash-settled LTIP units outstanding at each period end. Compensation expense is recognized in the Statements of Income

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(Loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.
Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity and power price fluctuations, as well as foreign currency exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
Financial instruments are classified into one of five categories: (i) fair value through profit or loss, (ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities.

Accounts receivable are classified as loans and receivables which are measured at amortized cost.

Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in the Consolidated Statements of Income (Loss).

Bank indebtedness, accounts payable, any dividends payable, convertible debentures and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

Pengrowth has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the Consolidated Balance Sheets. Settlements on these physical delivery sales contracts are recognized in revenue in the period of settlement.

All derivatives must be classified as fair value through profit or loss and measured at fair value with changes in fair value over a reporting period recognized in net income (loss).

The receipts or payments arising from derivative commodity contracts are presented as realized gain (loss) on commodity risk management while the unrealized gains and losses are presented as changes in fair value of commodity risk management contracts.

The receipts or payments arising from derivative power contracts are included in operating expenses. The unrealized gains and losses on derivative power contracts are included in other (income) expense.

The receipts or payments arising from derivative foreign exchange contracts are presented as realized foreign exchange (gain) loss while the unrealized gains and losses are presented as unrealized foreign exchange (gain) loss.

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income (loss) using the effective interest rate method over the expected life of the debt.

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income (loss) on a straight line basis over the term of the facility.

Fair Value Measurement
All financial assets and liabilities for which fair value is measured or disclosed in the Consolidated Financial Statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs,

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including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Foreign Currency
The functional and reporting currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated to Canadian dollars at the exchange rates on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the Consolidated Balance Sheet date. Foreign exchange gains and losses are recognized in the Consolidated Statements of Income (Loss).

Jointly Controlled Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted through jointly controlled operations that are not conducted through separate vehicles and accordingly, the accounts reflect only Pengrowth’s interest in such activities.

Related Parties
Related parties are persons or entities that have control or significant influence over Pengrowth, as well as key management personnel. Note 21 provides information on compensation expense related to key management personnel. Pengrowth has no significant transactions with any other related parties.

Revenue Recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

Equity Investment
Pengrowth utilizes the equity method of accounting for investments subject to significant influence, if applicable. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.

Estimates
The preparation of Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the Consolidated Financial Statements and revenues and expenses during the reporting year. Actual results could differ from those estimated.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated Financial Statements is described below:

Estimating oil and gas reserves and contingent resources
Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually and contingent resources on an ad hoc basis. Reserves form the basis for the calculation of depletion charges, while oil and gas reserves and contingent resources are used in the assessment of impairment of goodwill and oil and gas assets. Reserves and contingent resources are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).
Proved plus probable reserves are defined as the "best estimate" of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes

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in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth's plans with respect to future development or operating practices.
Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources do not constitute, and should not be confused with, reserves.

Determination of CGUs
The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU's carrying value is compared to its recoverable amount, defined as the fair value less costs to sell.

Asset Retirement Obligations
Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth's wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work, the inflation assumption, and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing
CGUs that have associated goodwill are tested for impairment at least annually and CGUs without associated goodwill are tested when there is an indication of impairment. The test is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. Undeveloped land, contingent resources and infrastructure may also be considered. The impairment assessment of goodwill is based on the estimated recoverable amount of the related CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.

Fair value of risk management contracts
Pengrowth records risk management contracts at fair value with changes in fair value recognized in the Consolidated Statements of Income (Loss). The fair values are determined using observable market data and external counterparty information.

Valuation of trade and other receivables, and prepayments to suppliers
Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

Net Income (Loss) per Share
Basic net income (loss) per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income (loss) per share amounts includes the dilutive effect of share units under the share-settled long term incentive plans using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of any dilutive share units would be used to repurchase common shares at the average trading price during the period.

The dilutive effect of convertible debentures is calculated using net income (loss) for the period, adjusted for the after tax interest on the convertible debentures assuming they were converted at the start of the period; and adding to the diluted number of shares the weighted average shares issuable if the convertible debentures were converted at the start of the period.

Cash and Term Deposits
Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.

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ACCOUNTING PRONOUNCEMENTS ADOPTED
There were no new or amended accounting standards adopted during the twelve months ended December 31, 2016.

3.	ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.
Pengrowth intends to adopt IFRS 15 in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. Pengrowth is currently evaluating and documenting the impact, if any, that the adoption of this standard will have on its financial statements.
In July 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. Pengrowth does not anticipate any material changes in the carrying value of its financial instruments nor from the credit loss impairment model upon adoption of IFRS 9.
IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model. Pengrowth does not currently apply hedge accounting and does not intend to apply hedge accounting to its existing risk management contracts.
In January 2016, the IASB issued the complete IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. Pengrowth is currently evaluating the impact that the adoption of this standard will have on its financial statements.

4.	OTHER ASSETS

	As at
	December 31, 2016	December 31, 2015
Remediation trust funds	$106.5	$79.6
Prepaid tax assessment	12.2	9.5
	$118.7	$89.1
REMEDIATION TRUST FUNDS
Pengrowth has a contractual obligation to make contributions to an independently managed remediation trust fund that is used to cover certain ARO on its Judy Creek properties in the Swan Hills area. Pengrowth makes monthly contributions to the fund of $0.10/boe of production from the Judy Creek properties and an annual lump sum contribution of $0.25 million. The investment in the Judy Creek remediation trust fund is classified as fair value through profit or loss. Interest income is recognized when earned and included in other (income) expense. As at December 31, 2016, the carrying value of the Judy Creek remediation trust fund was $7.2 million (December 31, 2015 - $6.8 million).

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Pengrowth has a contractual obligation to make contributions to an independently managed remediation trust fund that is used to fund the ARO of the SOEP properties and facilities. In 2016, Pengrowth made a monthly contribution to the fund at a rate of $6.64/MMBtu of its share of natural gas production and $13.29/bbl of its share of natural gas liquids production from SOEP. Starting in January 2017, the rates decreased to $4.07/MMBtu of Pengrowth's share of natural gas production and $7.71/bbl of Pengrowth's share of natural gas liquids production. The investment in the SOEP fund is classified as fair value through profit or loss. Investment income is recognized when earned and is recorded in other (income) expense. As at December 31, 2016, the carrying value of the SOEP remediation trust fund was $99.3 million (December 31, 2015 - $72.8 million).
The following table reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Remediation Trust Funds
Balance, December 31, 2014	$60.4
Contributions	19.0
Remediation expenditures	(1.7)
Investment income	2.4
Unrealized gain (loss)	(0.5)
Balance, December 31, 2015	$79.6
Contributions	26.9
Remediation expenditures	(0.9)
Investment income	3.2
Unrealized gain (loss)	(2.3)
Balance, December 31, 2016	$106.5
PREPAID TAX ASSESSMENT
Pengrowth has certain income tax filings from predecessor entities that are in dispute with tax authorities and has paid $9.5 million and $2.7 million to the Canada Revenue Agency ("CRA") and the Alberta Tax and Revenue Administration, respectively, to formally begin the process of challenging the particular taxation year. Pengrowth believes that its filings to-date are correct and that it will be successful in defending its positions. Therefore, no provision for any potential income tax liability was recorded and the $12.2 million prepayment has been recorded as a long term receivable.

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5.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2014	$7,497.8	$84.9	$7,582.7
Additions to PP&E	192.8	4.0	196.8
Property acquisitions	0.9	—	0.9
Change in asset retirement obligations	36.9	—	36.9
Divestitures	(754.9)	—	(754.9)
Balance, December 31, 2015	$6,973.5	$88.9	$7,062.4
Additions to PP&E	89.9	1.9	91.8
Property acquisitions	1.3	—	1.3
Change in asset retirement obligations	(34.4)	—	(34.4)
Divestitures	(191.5)	—	(191.5)
Balance, December 31, 2016	$6,838.8	$90.8	$6,929.6

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2014	$2,725.6	$70.3	$2,795.9
Depletion and amortization for the period	449.5	5.8	455.3
Impairment	810.0	—	810.0
Divestitures	(345.6)	—	(345.6)
Balance, December 31, 2015	$3,639.5	$76.1	$3,715.6
Depletion and amortization for the period	345.6	4.3	349.9
Divestitures	(102.4)	—	(102.4)
Balance, December 31, 2016	$3,882.7	$80.4	$3,963.1

Net book value	Oil and natural gas assets	Other equipment	Total
As at December 31, 2016
Assets held for sale	$117.5	$—	$117.5
Long term	2,838.6	10.4	2,849.0
	$2,956.1	$10.4	$2,966.5
As at December 31, 2015
Assets held for sale	$—	$—	$—
Long term	3,334.0	12.8	3,346.8
	$3,334.0	$12.8	$3,346.8
During the year ended December 31, 2016, $3.2 million (December 31, 2015 – $8.5 million) of directly attributable general and administrative costs were capitalized to PP&E.
At December 31, 2016, $5.8 million (December 31, 2015 - $5.7 million) of net book value relating to the Lindbergh project was excluded from the calculation of depletion as those amounts were considered a project in the construction phase.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the year ended December 31, 2016, $3.0 million (December 31, 2015 – $12.4 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 5.7 percent (December 31, 2015 – 5.4 percent).
During the year ended December 31, 2016, Pengrowth's dispositions were primarily related to the sale and leaseback of the co-generation facilities at Lindbergh and other minor dispositions for aggregate net proceeds of $60.2 million, resulting in pre-tax losses on dispositions of properties of $27.1 million. For the year ended December 31, 2015,

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Pengrowth successfully closed several non-core property dispositions for aggregate net proceeds of $210.5 million, resulting in pre-tax losses on disposition of properties of $98.1 million.
ASSETS HELD FOR SALE
On January 6, 2017, Pengrowth completed the sale of a 4.0 percent gross overriding royalty ("GORR") interest on its Lindbergh thermal property and certain seismic assets for $250 million cash consideration.
The $117.5 million carrying value associated with the GORR and seismic sale is presented as assets held for sale and classified as a current asset on the Consolidated Balance Sheets. It is expected that a gain on disposition of approximately $130 million before tax, net of transaction costs, will be recorded in the first quarter of 2017.
IMPAIRMENT TESTING
Pengrowth is in the process of marketing various assets as an alternative to reduce debt. Management identified impairment triggers in this regard and performed impairment tests; however, no impairment expense was required to be recorded as at the date of the financial statements. The December 31, 2016 impairment tests were carried out based only on proved plus probable reserve values using pre-tax discount rates of 10 - 12 percent, January 1, 2017 independent reserves evaluator's forecast pricing, and an inflation rate of 2 percent.
At September 30, 2015 and December 31, 2015, impairment tests were carried out on all CGUs in light of significant and rapid declines in benchmark prices at that time. This resulted in an $810.0 million total PP&E impairment recorded in 2015. See Note 5 to the December 31, 2015 audited Consolidated Financial Statements for more information.

6.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2014	$490.1
Additions	4.7
Balance, December 31, 2015	$494.8
Additions	1.5
Balance, December 31, 2016	$496.3

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved plus probable reserves and production. Upon achievement of commercial viability and technical feasibility, E&E assets are transferred to PP&E, after being tested for impairment.
2016 and 2015 additions represent Pengrowth’s share of costs incurred on E&E assets during the period.
IMPAIRMENT TESTING
For the year ended December 31, 2015, Pengrowth evaluated Groundbirch for an impairment in conjunction with the Montney CGU, which has both PP&E and E&E. This was in accordance with Pengrowth's policy and IFRS which states that the impairment of ongoing E&E projects should be assessed on the cash flow from the applicable CGUs in the operating segment. It was determined that the recoverable amount exceeded the carrying amount and, as such, no impairment was recorded for the year ended December 31, 2015. See Note 5 to the December 31, 2015 audited Consolidated Financial Statements for more information.

7.	GOODWILL

Cost or deemed cost
Balance, December 31, 2014	$202.2
Divestitures	(11.7)
Impairment	(190.5)
Balance, December 31, 2015 and December 31, 2016	$—
In 2015, Pengrowth had goodwill allocated to groups of CGUs resulting from several prior years' acquisitions. As Pengrowth disposed of certain properties, associated goodwill was included in the carrying amount of the properties when determining the gain or loss on disposal. This amount was measured on the basis of the relative value of the

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properties disposed of and the portion of the CGUs retained, resulting in $11.7 million of goodwill being removed as at December 31, 2015.

IMPAIRMENT TESTING
During 2015, all CGUs were negatively impacted by a downturn in the forward benchmark prices resulting in goodwill impairment testing at September 30, 2015 and at December 31, 2015. At September 30, 2015, Pengrowth impaired goodwill by $73.0 million. In conjunction with PP&E impairment testing at year end 2015, it was determined that the entire balance of goodwill was impaired at December 31, 2015. Pengrowth therefore recognized an additional $117.5 million impairment eliminating the remaining goodwill balance at December 31, 2015, which may not be reversed. See Note 5 and Note 7 to the December 31, 2015 audited Consolidated Financial Statements for more information.

8.	CONVERTIBLE DEBENTURES
The subordinated convertible debentures are unsecured, and pay interest in arrears on a semi-annual basis. Each $1,000 debenture is convertible at the option of the holder at any time into fully paid common shares at a pre-determined conversion price per common share.
The convertible debentures are presented as current liabilities on the Consolidated Balance Sheets with the debt premium accreted over time to the principal amount owing on maturity. No value was ascribed to equity (through the conversion feature), as a result of Pengrowth’s ability to borrow at a lower rate than the convertible debenture interest rate.
In February 2016, Pengrowth commenced a Normal Course Issuer Bid ("NCIB") for a portion of its Series B 6.25 percent coupon convertible unsecured subordinated debentures, in accordance with TSX requirements. The NCIB expired on February 28, 2017. Throughout 2016, Pengrowth repurchased $10.2 million of principal amount of convertible debentures. Pengrowth paid $9.2 million, including $0.1 million of accrued interest, to repurchase the debentures resulting in a gain of $1.0 million which was credited against interest expense. Purchases under the NCIB were made by Pengrowth through the facilities of the TSX. The price that Pengrowth paid for the convertible debentures was the market price at the time of acquisition and any gain or loss resulting from the transaction was recorded as part of interest expense.
The following table summarizes the activity associated with the convertible debentures:

Series	Series B - 6.25 percent
Maturity date	March 31, 2017
Conversion price (per Pengrowth share)	$11.51
Balance, December 31, 2014	$137.2
Premium accretion	(0.2)
Balance, December 31, 2015	$137.0
Repurchase of convertible debentures	(10.2)
Premium accretion	(0.2)
Balance, December 31, 2016	$126.6
Face value, December 31, 2016	$126.6

PENGROWTH 2016 Financial Results	62

9.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	December 31, 2016	December 31, 2015
U.S. dollar denominated senior unsecured notes:
400 million at 6.35 percent due July 26, 2017	$537.0	$553.2
265 million at 6.98 percent due August 21, 2018	355.6	366.4
35 million at 3.49 percent due October 18, 2019	46.9	48.3
115.5 million at 5.98 percent due May 11, 2020	154.8	159.6
105 million at 4.07 percent due October 18, 2022	140.6	144.9
195 million at 4.17 percent due October 18, 2024	261.1	269.0
	$1,496.0	$1,541.4
U.K. pound sterling denominated unsecured notes:
15 million at 3.45 percent due October 18, 2019	$24.8	$30.5
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 21, 2018	$15.0	$15.0
25 million at 4.74 percent due October 18, 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar term credit facility borrowings	$—	$104.0
Total long term debt	$1,560.7	$1,715.8

Current portion of long term debt	$537.0	$—
Non-current portion of long term debt	1,023.7	1,715.8
	$1,560.7	$1,715.8
Pengrowth has in place a $1.0 billion revolving, committed term credit facility supported by a syndicate of eleven international and domestic banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. The facility was renewed in March 2015 and matures on March 31, 2019. Pengrowth can access the unutilized portion of the term credit facility, provided it remains in compliance with all financial covenants.
The facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At December 31, 2016, the facility had no drawings (December 31, 2015 – $104.0 million) and letters of credit in the amount of $44.9 million (December 31, 2015 – $21.6 million) were outstanding.
As of December 31, 2016, an unrealized cumulative foreign exchange loss of $353.3 million (December 31, 2015 - $399.4 million) has been recognized on the remaining U.S. dollar senior unsecured notes since the date of issuance. As of December 31, 2016, an unrealized cumulative foreign exchange loss of $1.1 million (December 31, 2015 - $6.9 million) has been recognized on the U.K. pound sterling denominated senior unsecured notes since the date of issuance. See Note 17 for additional information about foreign exchange risk management and the impact on the Consolidated Financial Statements.

The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2017 - $537.0 million, 2018 - $370.6 million, 2019 - $71.7 million, 2020 - $154.8 million, 2021 - $nil.

On February 21, 2017, Pengrowth announced plans to early repay U.S.$300.0 million of the U.S.$400.0 million 6.35 percent senior unsecured notes on March 30, 2017.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At December 31, 2016, the facility had no drawings (December 31, 2015 – $2.5 million) and was reduced by $6.4 million of outstanding letters

PENGROWTH 2016 Financial Results	63

of credit (December 31, 2015 – $1.4 million). When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at December 31, 2016. The covenants are substantially similar between the credit facilities and the senior unsecured notes. See Note 16 for more information on the covenants.

10.	PROVISIONS AND OTHER LIABILITIES
Provisions and other liabilities are composed of Asset Retirement Obligations ("ARO"), finance leases and contract & other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Finance leases	Contract & Other liabilities	Total
Balance, December 31, 2014	$780.8	$5.1	$2.1	$788.0
Incurred during the period	16.8	—	1.0	17.8
Property dispositions	(112.4)	—	—	(112.4)
Expenditures on remediation/provisions settled	(19.0)	(0.8)	—	(19.8)
Other revisions	20.1	—	(1.2)	18.9
Accretion (amortization)	17.1	—	(1.6)	15.5
Balance, December 31, 2015	$703.4	$4.3	$0.3	$708.0
Incurred during the period	—	35.0	2.9	37.9
Property dispositions	(11.8)	—	—	(11.8)
Expenditures on remediation/provisions settled	(20.0)	(1.4)	(0.1)	(21.5)
Other revisions	(34.4)	—	1.3	(33.1)
Accretion (amortization)	15.1	—	—	15.1
Balance, December 31, 2016	$652.3	$37.9	$4.4	$694.6

As at December 31, 2016	Asset retirement obligations	Finance leases	Contract & Other liabilities	Total
Current	$20.0	$1.5	$0.6	$22.1
Long term	632.3	36.4	3.8	672.5
	$652.3	$37.9	$4.4	$694.6

As at December 31, 2015
Current	$20.9	$0.9	$—	$21.8
Long term	682.5	3.4	0.3	686.2
	$703.4	$4.3	$0.3	$708.0
The following assumptions were used to estimate the ARO liability:

	As at
	December 31, 2016	December 31, 2015
Total escalated future costs	$2,120.4	$1,701.7
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	1.5%	1.5%
Total escalated future costs increased in 2016 due to the economic field lives being extended, driven by the improvement in economics relative to 2015.The majority of the ARO costs are expected to be incurred between 2040 and 2085.

PENGROWTH 2016 Financial Results	64

FINANCE LEASES
In April 2016, Pengrowth entered into a sale and leaseback of its co-generation facilities at Lindbergh. The arrangement was determined to be a lease and has been classified as a finance lease. Pengrowth received $35.0 million in proceeds for the disposition of the co-generation facilities and recorded a finance lease obligation and a corresponding asset in property, plant and equipment. As at December 31, 2016, the carrying amount of this finance lease obligation together with other minor finance leases, included in provisions and other liabilities, was $37.9 million.
CONTRACT & OTHER LIABILITIES
Commencing in 2016, provisions were recorded for cash-settled long term incentives, which are received by certain employees in place of previously received share-settled long term incentives. Provisions for the Board of Directors cash-settled deferred share unit grants were also incurred.

11.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Year ended December 31
	2016	2015
Income (loss) before taxes	$(387.1)	$(1,315.8)
Combined federal and provincial tax rate (1)	27.09%	26.13%
Expected income tax expense (recovery) (1)	$(104.9)	$(343.8)
Goodwill	—	52.8
Change in unrecognized deferred tax asset	9.8	40.7
Foreign exchange (gain) loss (2)	(1.8)	20.3
Effect of change in corporate tax rate	—	4.0
Other including share based compensation	3.5	3.3
Deferred income tax expense (recovery)	$(93.4)	$(222.7)
(1) Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10 percent to 12 percent).
(2) Reflects the 50 percent non-taxable portion of foreign exchange gains and losses and related risk management contracts.

The net deferred income tax asset (liability) is composed of:

	As at
	December 31, 2016	December 31, 2015
Deferred tax liabilities associated with:
PP&E and E&E assets	$(411.0)	$(405.3)
Risk management contracts	14.6	(99.8)
Less deferred tax assets associated with:
Non-capital losses	325.9	328.7
Provisions	176.6	190.2
Long term debt	12.1	10.8
Convertible debentures	0.2	0.2
Share issue costs	—	0.2
Net deferred tax asset (liability)	$118.4	$25.0

In calculating the deferred income tax asset in 2016, Pengrowth included $1,234.6 million (2015 - $1,227.5 million) of non-capital losses available for carry forward to reduce taxable income in future years. These losses expire between 2027 and 2036.

PENGROWTH 2016 Financial Results	65

Deferred tax assets have not been recognized with respect to the following items:

	As at
	December 31, 2016	December 31, 2015
Deductible temporary differences	$188.9	$176.0
Tax losses	40.2	16.7
	$229.1	$192.7

A continuity of the net deferred income tax asset (liability) for 2016 and 2015 is detailed in the following tables:

Movement in temporary differences during the year	Balance Jan 1, 2016	Recognized in profit or loss	Balance Dec 31, 2016
PP&E and E&E assets	$(405.3)	$(5.7)	$(411.0)
Non-capital losses	328.7	(2.8)	325.9
Provisions	190.2	(13.6)	176.6
Risk management contracts	(99.8)	114.4	14.6
Long term debt	10.8	1.3	12.1
Convertible debentures	0.2	—	0.2
Share issue costs	0.2	(0.2)	—
	$25.0	$93.4	$118.4

Movement in temporary differences during the year	Balance Jan 1, 2015	Recognized in profit or loss	Balance Dec 31, 2015
PP&E and E&E assets	(590.3)	185.0	(405.3)
Non-capital losses	287.7	41.0	328.7
Provisions	197.4	(7.2)	190.2
Risk management contracts	(105.5)	5.7	(99.8)
Long term debt	12.5	(1.7)	10.8
Convertible debentures	0.1	0.1	0.2
Share issue costs	0.4	(0.2)	0.2
	$(197.7)	$222.7	$25.0

Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of Pengrowth's assets and liabilities and has no immediate impact on Pengrowth's cash flows.

12.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	2016		2015
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of year	543,033	$4,797.0	533,438	$4,759.7
Share based compensation (non-cash exercised)	4,676	18.1	3,188	18.6
Issued for cash under Dividend Reinvestment Plan ("DRIP")	—	—	6,407	18.7
Balance, end of year	547,709	$4,815.1	543,033	$4,797.0

PENGROWTH 2016 Financial Results	66

DIVIDEND REINVESTMENT PLAN
Until it was suspended on September 1, 2015, Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitled shareholders to reinvest cash dividends in additional shares of Pengrowth. Under the DRIP, the shares were issued from treasury at a 5 percent discount to the weighted average price as determined by the plan.

13.	LONG TERM INCENTIVE PLANS ("LTIP")
Pengrowth’s Long Term Incentive Plan ("LTIP"), as described below, is used to grant awards of share based compensation.
(i) SHARE-SETTLED LTIP
Pengrowth’s share-settled LTIP has the following components:
(a) Performance Share Units ("PSUs")
PSUs entitle the holder to a number of common shares to be issued in the third year after grant. Prior to 2016, PSUs were awarded to employees, officers and consultants. Commencing in 2016, PSUs are only awarded to individuals in senior leadership roles whose responsibilities are thought to have a more direct impact on the share price. PSUs are subject to a performance factor ranging from 0 percent to 200 percent of the number of PSUs granted plus the amount of reinvested notional dividends, if applicable.
(b) Restricted Share Units ("RSUs")
RSUs entitle the holder to a number of common shares plus reinvested notional dividends, if applicable, to be issued at vesting in three even tranches in the three years following grant. Prior to 2016, RSUs were awarded to employees, officers and consultants. Commencing in 2016, RSUs are only awarded to individuals in mid-level leadership roles. The RSUs generally vest on the first, second and third anniversary date from the date of grant.
(c) Deferred Share Units ("DSUs")
As of 2014, there were no new grants of the share-settled DSUs as independent members of the Board of Directors receive cash-settled Phantom DSUs instead. Prior to 2014, DSUs were issued to the independent members of the Board of Directors only. Each DSU entitled the holder to one common share plus reinvested notional dividends, if applicable, since the grant date of the DSU. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends, if applicable, accruing during the term of the DSUs.
The following table provides a continuity of the share-settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2014	5,945	5,168	308
Granted	2,783	3,548	—
Forfeited	(1,952)	(1,587)	—
Exercised	(871)	(2,285)	(31)
Performance adjustment	(1,812)	—	—
Deemed dividends	547	497	25
Outstanding, December 31, 2015	4,640	5,341	302
Granted	3,049	6,553	—
Forfeited	(460)	(737)	—
Exercised	(1,695)	(2,721)	(104)
Performance adjustment	704	—	—
Outstanding, December 31, 2016	6,238	8,436	198
Pengrowth may determine, at its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable.
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share-settled compensation plans in the aggregate, as approved by shareholders. As at December 31, 2016, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 2.7 percent of the issued and outstanding common shares, which is within the limit.

PENGROWTH 2016 Financial Results	67

Compensation expense related to PSU, RSU, and DSU share-settled plans is based on the fair value of the share units at the date of grant. The fair value of the PSUs is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant. For PSU and RSU grants in 2014, 2015 and 2016, the estimated forfeiture rates range from 10 to 40 percent depending on the vesting period. There was no forfeiture rate applied for DSUs as they vested immediately upon grant. For PSUs, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in net income (loss) over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.
For the year ended December 31, 2016, Pengrowth recorded $13.7 million of compensation expense related to the share-settled LTIP units (December 31, 2015 - $13.6 million). The weighted average grant date fair value was $1.02 per share unit for the 2016 grants (December 31, 2015 - $4.05 per share unit for the 2015 grants). As at December 31, 2016, the amount of compensation expense to be recognized over the remaining vesting period was $9.8 million or $0.78 per share unit (December 31, 2015 - $14.5 million or $2.04 per share unit) subject to the determination of the performance multiplier, if applicable. The unrecognized compensation cost will be expensed to net income (loss) over the remaining weighted average vesting period of 1.3 years.
PREVIOUS LTIP
Prior to January 1, 2011, Pengrowth had a Deferred Entitlement Share Unit ("DESU") Plan that was used while Pengrowth was a trust and is being phased out. As at December 31, 2016, all of the grants were fully vested and the total outstanding balance was composed of grants made prior to January 1, 2011 to the independent members of the Board of Directors. DESUs are not exercisable by the independent Directors and do not expire until they cease to be Directors for any reason. As at December 31, 2016, 163,867 common shares (December 31, 2015 - 321,308 common shares) were reserved for issuance under the DESU plan. The DESUs are entitled to deemed dividends, if applicable.
(ii) CASH-SETTLED LTIP
(a) Cash-Settled Restricted Share Units ("Cash-Settled RSUs")
Commencing in 2016, certain employees receive cash-settled RSUs in place of previously received share-settled long term incentives. Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest in three even tranches in the three years following grant. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. During the year ended December 31, 2016, compensation expense of $3.6 million (December 31, 2015 - $nil) was recognized in the Statements of Income (Loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. As at December 31, 2016, $1.5 million (December 31, 2015 - $nil) was included in non-current provisions and $2.1 million (December 31, 2015 - $nil) was included in accounts payable representing the current portion of the liability.
(b) Cash-Settled Phantom Deferred Share Units ("Phantom DSUs")
Independent members of the Board of Directors receive cash-settled Phantom DSUs. Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason, subject to the right to defer payment until up to December 31 of the year following their departure from the Board. Compensation expense associated with the Phantom DSUs is determined based on the fair value of the Phantom DSUs at the grant date and is subsequently adjusted to reflect the fair value of the associated common shares at each period end. This valuation incorporates the period end share price and the number of Phantom DSUs outstanding at each period end including notional dividends, if applicable. Compensation expense is recognized in net income (loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.

PENGROWTH 2016 Financial Results	68

As at December 31, 2016, Phantom DSUs, awarded to Directors, had a corresponding liability of $2.6 million (December 31, 2015 - $0.3 million) of which $0.6 million was included in current provisions due to the retirement of certain Directors in the second quarter of 2016. For the year ended December 31, 2016, Pengrowth recorded a $2.3 million compensation expense (December 31, 2015 - $0.2 million recovery) related to Phantom DSUs.
The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2014	—	134
Granted	—	239
Deemed dividends	—	24
Outstanding, December 31, 2015	—	397
Granted	4,559	1,024
Forfeited	(330)	—
Exercised	—	(75)
Outstanding, December 31, 2016	4,229	1,346
(iii) TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both general and administrative and operating expenses on the Consolidated Statements of Income (Loss) and are composed of the following:

	Year ended December 31
	2016	2015
Non-cash share based compensation	$13.7	$13.6
Amounts capitalized in the year	(0.5)	(0.9)
Non-cash share based compensation expense	$13.2	$12.7
Cash-settled RSUs	$3.6	$—
Cash-settled Phantom DSUs (recovery) expense	$2.3	$(0.2)
Total share based compensation expense	$19.1	$12.5

14.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Year ended December 31
Cash provided by (used for):	2016	2015
Accounts receivable	$28.7	$8.3
Accounts payable	(47.5)	(74.5)
Prepaid tax assessment	(2.7)	(9.5)
	$(21.5)	$(75.7)
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Year ended December 31
Cash provided by (used for):	2016	2015
Accounts payable, including capital accruals	$7.6	$(64.5)

DIVIDENDS PAID

There were no dividend payments in 2016.
In 2015, Pengrowth paid dividends of $0.04 per share per month in January and February, $0.02 per share in each of the months March to September inclusive, and $0.01 per share in December for an aggregate annual cash dividend of $0.23 per share.

PENGROWTH 2016 Financial Results	69

15.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Year ended December 31
(000's)	2016	2015
Weighted average number of shares - basic and diluted	546,566	539,951
For the year ended December 31, 2016, 7.8 million shares (December 31, 2015 - 5.4 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.
Further, for the year ended December 31, 2016, 11.0 million shares (December 31, 2015 - 11.9 million) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

16.	CAPITAL DISCLOSURES
Pengrowth defines its capital as shareholders’ equity, long term debt, convertible debentures, bank indebtedness and working capital.
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are slightly different between the term credit facility and the senior unsecured notes. Throughout the period, Pengrowth was in compliance with all financial covenants.
The key financial covenants as at December 31, 2016 are summarized below:

Covenant	Limit	Actual at Dec. 31, 2016 (1)
Senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters	< 3.5 times	3.1 times
Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters	< 4.0 times	3.1 times
Senior debt before working capital must be less than 55 percent of total book capitalization	< 55%	54.5% (2)
EBITDA must not be less than four times interest expense for the last four fiscal quarters	> 4 times	5.5 times

(1)
The actual covenants presented in the table reflect those closest to the limits. Calculations for each financial covenant are based on specific definitions within the agreements and contain adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. For the purposes of covenant calculations only, convertible debentures, letters of credit and finance leases are incorporated in senior and total debt before working capital for covenant purposes.

(2)
A waiver was obtained for this covenant from the holders of its senior unsecured notes for the reporting period of December 31, 2016. This covenant was permanently removed from the Credit Facility effective December 31, 2016.

Management monitors Pengrowth's capital structure using non-GAAP financial metrics, primarily senior debt before working capital to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA"), total debt before working capital to Adjusted EBITDA, senior debt before working capital as a percentage of total book capitalization and interest coverage ratio. Pengrowth seeks to manage these ratios with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt before working capital to trailing Adjusted EBITDA to temporarily fall outside of the normal targets set by management such as financing growth opportunities. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
Due to the rapid deterioration of commodity prices commencing in late 2014, Pengrowth took several steps to manage its capital, primarily relating to reducing debt. Capital spending was reduced, non-core assets were marketed and divested, foreign exchange and commodity risk management swaps were monetized, the dividend was initially reduced and then suspended, the term credit facility was renewed for four years, and the covenants were largely aligned between the senior unsecured notes and term credit facility.

PENGROWTH 2016 Financial Results	70

Pengrowth had $286.7 million of cash on hand at December 31, 2016, and approximately $537 million after closing of the 4.0 percent Lindbergh GORR and seismic sale in early January 2017. This cash balance will be utilized to retire convertible debentures in the amount of $126.6 million maturing on March 31, 2017, and on March 30, 2017, early repay U.S.$300.0 million of the U.S.$400.0 million senior unsecured notes due July 2017. Following these payments, Pengrowth's pro forma debt will be reduced to approximately $1.1 billion assuming February 21, 2017 exchange rates.
After the above debt repayments by March 31, 2017, Pengrowth anticipates it will remain in compliance with its covenants through the end of 2018. In order to comply with certain financial covenants in its senior unsecured notes and term credit facilities through 2017 and 2018, Pengrowth has run a scenario, that accesses the capital markets before the end of 2017, and includes an improvement in realizations for oil and natural gas. Pengrowth is also continuing with its efforts to sell various assets and to use the proceeds to reduce debt as an alternative way to remain in compliance with its debt covenants. The Company remains confident in its ability to complete additional transactions to further advance its debt reduction objectives.
Pengrowth is proactively in discussions with the lenders of its term credit facility and with the holders of its senior unsecured notes to obtain covenant amendments and provide the Company with additional financial flexibility as it works to improve its debt position. For the reporting period ended December 31, 2016, Pengrowth received a waiver from the holders of its senior unsecured notes for the senior debt before working capital as a percent of total book capitalization ratio. On February 9, 2017 the senior debt before working capital to total book capitalization covenant in the term credit facility was permanently removed effective December 31, 2016.
Pengrowth's senior debt is expected to be reduced to approximately $1.1 billion by March 31, 2017 with the repayment of the convertible debentures and U.S.$300.0 million of senior unsecured notes using cash on hand. However, if the Company is unable to obtain permanent waivers or relaxation of its debt covenants and is not able to remain in compliance with them, the senior unsecured notes and credit facilities may become due on demand and the undrawn portion of the credit facilities would no longer be available to the Company. There are currently no drawings on the credit facilities.
The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

	As at
	December 31, 2016	December 31, 2015
Long term debt (1)	$1,560.7	$1,719.5
Convertible debentures	126.6	137.0
Working capital (surplus) deficiency (2)	(266.7)	(185.3)
	$1,420.6	$1,671.2

(1)	Includes current portion of senior unsecured notes and bank indebtedness, as applicable.

(2)
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding bank indebtedness and the current portions of long term debt and convertible debentures, as applicable.

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Pengrowth’s financial instruments are composed of accounts receivable, accounts payable, risk management assets and liabilities, remediation trust funds, any dividends payable to shareholders, finance lease obligation, bank indebtedness, convertible debentures and long term debt, as applicable.
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2 to the December 31, 2016 audited Consolidated Financial Statements.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity and power prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.

PENGROWTH 2016 Financial Results	71

MARKET RISK
Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity and power price risk, foreign currency risk and interest rate risk, as applicable.
Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation, political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. Pengrowth mitigates some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow. Pengrowth may utilize financial and physical delivery contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.

Commodity Price Contracts
As at December 31, 2016, Pengrowth had the following financial contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Reference point	Term	Volume (bbl/d)	Cdn$/bbl unless otherwise noted
WTI	2017	14,500	$65.59
WTI - U.S.$	2017	500	$49.00	U.S.$
Financial Natural Gas Contracts:
Swaps
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)
AECO	2017	4,739	$3.46

During the year ended December 31, 2016, Pengrowth early settled a portion of its 2017 and all of its 2018 crude oil swap contracts for proceeds of $35.8 million and its 2018 and 2019 natural gas swap contracts for proceeds of $41.4 million.

Commodity Price Sensitivity on Financial Risk Management Contracts as at December 31, 2016

Oil swaps	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($5.5)	$5.5
Natural gas swaps	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($0.4)	$0.4
As at close December 31, 2016, the AECO gas spot price was $3.45/MMBtu (December 31, 2015 – $2.51/MMBtu). The WTI prompt monthly price was Cdn$72.13/bbl (December 31, 2015 – Cdn$51.26/bbl).

PENGROWTH 2016 Financial Results	72

Physical Delivery Contracts
As at December 31, 2016, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Crude Oil:
Reference point	Volume (bbl/d)	Term	Price per bbl (U.S.$)
Western Canada Select	12,000	2017	WTI less $15.40
Western Canada Select	5,000	2017	WTI less $15.60 - $18.35 (1)
Western Canada Select	12,000	2018	WTI less $16.95
Western Canada Select	5,000	2018	WTI less $16.50 - $19.25 (1)
Western Canada Select	2,500	2019	WTI less $17.95
Western Canada Select	5,000	2019	WTI less $17.70 - $20.45 (1)

(1)	Includes apportionment protection fee to guarantee flow assurance in the event mainlines are overcapacity.

Power Price Contracts
As at December 31, 2016, Pengrowth did not have any material outstanding power price contracts.

Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar and U.K. pound sterling denominated senior unsecured notes for both interest and principal payments. Pengrowth has mitigated some of this risk by entering into a series of futures and swap contracts in order to fix the foreign exchange rate on a portion of the U.S. dollar and the U.K. pound sterling denominated senior unsecured notes.
Foreign Exchange Contracts Associated with the U.S. Dollar and U.K. Pound Sterling Denominated Term Debt
U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term debt. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	15.0	100%	0.63
U.S. Dollar Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
1,115.5	920.0	82%	0.75
During the fourth quarter of 2016, Pengrowth monetized all of the outstanding U.S.$920.0 million of swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt. This resulted in a Cdn$47.0 million realized foreign exchange gain in the fourth quarter of 2016. Pengrowth subsequently entered into new swap contracts and at December 31, 2016 held the amount of U.S.$920.0 million of swap contracts at a weighted average rate of U.S.$0.75 per Cdn$1.

PENGROWTH 2016 Financial Results	73

Foreign Exchange Contracts Associated with the Fixed Price WCS Differential
Pengrowth entered into several foreign exchange risk management contracts related to the U.S. dollar WCS differential physical delivery contracts as follows:

Notional quantity (bbl/d)	Term	Average fixed rate (Cdn$1 = U.S.$)
15,000	2017	0.76
Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2016	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.2	$0.2
Unrealized foreign exchange risk management gain or loss	9.2	0.2
Net pre-tax impact on Consolidated Statements of Income (Loss)	$2.0	$—
Foreign Exchange on Fixed Price WCS Differential
A Cdn$0.01 exchange rate change in the U.S. dollar would result in a pre-tax change in the unrealized gain (loss) on foreign exchange risk management contracts outstanding as at December 31, 2016 of approximately $0.8 million.
Interest Rate Risk
Pengrowth is exposed to interest rate risk on any outstanding balances on the Canadian dollar revolving credit facility.
Interest Rate Sensitivity
Bank Interest Cost
As at December 31, 2016, Pengrowth had approximately $1.6 billion of current and non-current long term debt and $0.1 billion of convertible debentures outstanding (December 31, 2015 - $1.7 billion and $0.1 billion) of which $nil was based on floating interest rates (December 31, 2015 - $104.0 million). Therefore, Pengrowth had no interest rate risk as at December 31, 2016 (December 31, 2015 - $1.0 million).

PENGROWTH 2016 Financial Results	74

Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the year ended December 31, 2016	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$—	$—	$2.9	$2.9
Non-current portion of risk management assets	—	—	1.0	1.0
Current portion of risk management liabilities	(54.0)	—	(1.3)	(55.3)
Non-current portion of risk management liabilities	—	—	(5.3)	(5.3)
Risk management assets (liabilities), end of year	$(54.0)	$—	$(2.7)	$(56.7)
Less: Risk management assets (liabilities) at beginning of year	370.5	(1.7)	83.3	452.1
Unrealized gain (loss) on risk management contracts for the year	$(424.5)	$1.7	$(86.0)	$(508.8)
Realized gain (loss) on risk management contracts for the year	385.7	(4.5)	47.0	428.2
Total unrealized and realized gain (loss) on risk management contracts for the year	$(38.8)	$(2.8)	$(39.0)	$(80.6)

As at and for the year ended December 31, 2015	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$288.8	$—	$—	$288.8
Non-current portion of risk management assets	83.4	—	83.3	166.7
Current portion of risk management liabilities	(1.7)	(1.7)	—	(3.4)
Risk management assets (liabilities), end of year	$370.5	$(1.7)	$83.3	$452.1
Less: Risk management assets (liabilities) at beginning of year	421.1	(2.9)	50.8	469.0
Unrealized gain (loss) on risk management contracts for the year	$(50.6)	$1.2	$32.5	$(16.9)
Realized gain (loss) on risk management contracts for the year	327.0	(5.7)	94.1	415.4
Total unrealized and realized gain (loss) on risk management contracts for the year	$276.4	$(4.5)	$126.6	$398.5

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

(3)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Income (Loss).

PENGROWTH 2016 Financial Results	75

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, prepaid tax assessment, accounts payable and bank indebtedness approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair values of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for financial assets and liabilities.

			Fair value measurements using:
As at December 31, 2016	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$106.5	$106.5	$106.5	$—	$—
Fair value of risk management contracts	3.9	3.9	—	3.9	—

Financial Liabilities
Convertible debentures	126.6	126.7	126.7	—	—
U.S. dollar denominated senior unsecured notes	1,496.0	1,527.7	—	1,527.7	—
Cdn dollar senior unsecured notes	39.9	41.3	—	41.3	—
U.K. pound sterling denominated unsecured notes	24.8	25.5	—	25.5	—
Fair value of risk management contracts	60.6	60.6	—	60.6	—

			Fair value measurements using:
As at December 31, 2015	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$79.6	$79.6	$79.6	$—	$—
Fair value of risk management contracts	455.5	455.5	—	455.5	—

Financial Liabilities
Convertible debentures	137.0	98.5	98.5	—	—
U.S. dollar denominated senior unsecured notes	1,541.4	1,606.9	—	1,606.9	—
Cdn dollar senior unsecured notes	39.9	42.2	—	42.2	—
U.K. pound sterling denominated unsecured notes	30.5	30.6	—	30.6	—
Fair value of risk management contracts	3.4	3.4	—	3.4	—

Level 1 Fair Value Measurements
Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.
Level 2 Fair Value Measurements
Risk management contracts - the fair value of the risk management contracts is based on commodity, power and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Derivative contracts are recorded at fair value on the Consolidated Balance Sheets as current or long-term assets or liabilities, based on their values on a contract by contract basis, netted by counterparty. The derivative contracts fair values are all considered level 2 under the fair value hierarchy.

PENGROWTH 2016 Financial Results	76

The fair value of the senior unsecured notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Uncertainty in the credit markets, should it exist, may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. In 2016, Pengrowth has 2 counterparties that individually account for more than 10 percent of annual revenue. All of the counterparties are large trading companies and subject to regular internal credit reviews.
Pengrowth considers amounts over 90 days as past due. As at December 31, 2016, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2016 or 2015 and has no significant bad debt provision at December 31, 2016. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.
The components of accounts receivable are as follows:

	As at
	December 31, 2016	December 31, 2015
Trade	$94.5	$124.2
Prepaid and other	16.3	15.3
	$110.8	$139.5
LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a notional committed $1.0 billion term credit facility and a $50 million demand operating line of credit. Use of the remaining credit capacity is still subject to complying with all financial covenants as discussed in Note 16. Pengrowth’s unsecured senior notes and term credit facilities are unsecured and equally ranked.
Pengrowth’s non-current financial liabilities are as follows:

As at December 31, 2016	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Convertible debentures (1)	$126.6	130.5	$130.5	$—	$—	$—
Cdn dollar senior unsecured notes (2)	39.9	48.5	2.2	16.8	3.6	25.9
U.S. dollar denominated senior unsecured notes (2) (3)	1,496.0	1,726.8	623.7	399.2	266.0	437.9
U.K. pound sterling denominated unsecured notes (2)	24.8	27.3	0.9	0.9	25.5	—
Finance leases	36.4	90.0	5.0	5.0	14.2	65.8
Foreign exchange risk management contracts	5.3	4.8	—	1.7	2.4	0.7
Other liabilities	3.8	7.7	—	2.9	2.8	2.0
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0

(1)	Due in March 2017.

(2)	Contractual cash flows include future interest payments and senior unsecured notes calculated at December 31, 2016 period end exchange rate.

(3)	Includes the $400 million U.S. senior unsecured note due in July 2017.

PENGROWTH 2016 Financial Results	77

As at December 31, 2015	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Convertible debentures	$137.0	$147.5	$8.6	$138.9	$—	$—
Cdn dollar revolving credit facility (1)	104.0	115.0	3.4	3.4	108.2	—
Cdn dollar senior unsecured notes (1)	39.9	50.7	2.2	2.2	19.2	27.1
U.S. dollar denominated senior unsecured notes (1)	1,541.4	1,854.1	89.4	627.5	668.6	468.6
U.K. pound sterling denominated unsecured notes (1)	30.5	34.6	1.1	1.1	32.4	—
Other liabilities	3.7	10.3	—	1.5	1.9	6.9
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0

(1)	Contractual cash flows include future interest payments and senior unsecured notes calculated at December 31, 2015 period end exchange rate.

RISK MANAGEMENT CONTRACTS – GROSS AMOUNTS
Risk management contracts assets and liabilities are offset and the net amount presented in the Consolidated Balance Sheets when the Corporation has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
The following table sets out gross amounts relating to risk management contracts assets and liabilities that have been presented on a net basis on the Consolidated Balance Sheets:

	As at
Gross amounts	December 31, 2016	December 31, 2015
Risk management contracts
Current asset	$3.0	$292.8
Non-current asset	1.0	168.7
Current liability	(55.4)	(7.4)
Non-current liability	(5.3)	(2.0)
	$(56.7)	$452.1

18.	FOREIGN EXCHANGE (GAIN) LOSS

	Year ended December 31
	2016	2015
Currency exchange rate (Cdn$1 = U.S.$) at year end	$0.74	$0.72
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (1)	$(46.8)	$253.8
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt (1)	(5.8)	13.9
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$(52.6)	$267.7
Unrealized (gain) loss on U.S. foreign exchange risk management contracts (2)	$80.6	$(19.2)
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	5.4	(13.3)
Total unrealized (gain) loss on foreign exchange risk management contracts	$86.0	$(32.5)
Net unrealized foreign exchange (gain) loss	$33.4	$235.2
Net realized foreign exchange (gain) loss (3)	$(46.5)	$(91.5)

(1)	Includes both principal and interest.

(2)	Includes both foreign exchange risk management contracts associated with the U.S. senior unsecured notes and with the fixed price WCS differential.

(3)	2016 and 2015 amounts include $47.0 million and $94.1 million gains, respectively, from settlement of foreign exchange swap contracts.

PENGROWTH 2016 Financial Results	78

19.	COMMITMENTS

	2017	2018	2019	2020	2021	Thereafter	Total
Convertible debentures (1)	$126.6	$—	$—	$—	$—	$—	$126.6
Interest payments on convertible debentures	3.9	—	—	—	—	—	3.9
Long term debt (2)	537.0	370.6	71.7	154.8	—	426.6	1,560.7
Interest payments on long term debt (3)	89.6	46.1	29.1	21.2	17.8	36.1	239.9
Operating leases (4)	14.5	9.1	9.1	9.4	9.4	29.2	80.7
Pipeline transportation	32.1	33.0	30.8	31.9	31.6	109.0	268.4
Other	14.5	2.1	0.4	0.4	0.4	15.6	33.4
	$818.2	$460.9	$141.1	$217.7	$59.2	$616.5	$2,313.6

(1)	Assumes no conversion of convertible debentures prior to maturity.

(2)	The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate and excludes related foreign exchange risk management contracts.

(3)	Interest payments are calculated at fixed rate debt interest rates and December 31, 2016 period end exchange rate.

(4)	Includes office rent, vehicle leases and other.

20.	CONTINGENCIES
Pengrowth has been named as a defendant in various litigation matters. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

21.	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Pengrowth’s Consolidated Statements of Income (Loss) are prepared primarily by the nature of expense, with the exception of employee compensation costs which are included in both operating and general and administrative expense line items.
The following table details the amount of total employee compensation costs (including share based compensation expense) included in the operating and general and administrative expense line items in the Consolidated Statements of Income (Loss).

	Year ended December 31
	2016	2015
Operating	$44.1	$48.3
General and administrative	50.2	61.7
Total employee compensation costs	$94.3	$110.0

KEY MANAGEMENT PERSONNEL
Pengrowth has determined that the key management personnel of the Corporation are its officers and directors. In addition to the officers’ salaries and directors’ fees, the Corporation also provides other compensation to both groups including long term equity based incentives.
The following table provides information on compensation expense related to officers and directors. During 2016, Pengrowth had up to 10 non-executive directors and finished the year with 8. There were 8 officers at the beginning of 2016 and 7 at the end of 2016 (December 31, 2015 - 9 non-executive directors and 8 officers).

PENGROWTH 2016 Financial Results	79

Year ended December 31, 2016	Wages & benefits paid	Bonus and other compensation paid	Share based compensation expense	Severance paid	Total
Directors	$0.6	$—	$2.3	$—	$2.9
Officers	2.8	0.7	5.3	0.6	9.4
	$3.4	$0.7	$7.6	$0.6	$12.3

Year ended December 31, 2015	Wages & benefits paid	Bonus and other compensation paid	Share based compensation expense	Severance paid	Total
Directors	$0.8	$—	$(0.2)	$—	$0.6
Officers	4.2	3.5	4.6	2.9	15.2
	$5.0	$3.5	$4.4	$2.9	$15.8

22.	SUBSEQUENT EVENTS
On January 6, 2017, Pengrowth completed the sale of a 4.0 percent GORR interest on its Lindbergh thermal property and certain seismic assets for $250 million cash consideration. The $117.5 million carrying value associated with the GORR and seismic sale is presented as assets held for sale and classified as a current asset on the Consolidated Balance Sheets. It is expected that a gain on disposition of approximately $130 million before tax, net of transaction costs, will be recorded in the first quarter of 2017.
On February 21, 2017, Pengrowth announced plans to use its cash on hand to repay the $126.6 million convertible debenture on March 31, 2017 and early repay U.S.$300.0 million of the U.S.$400.0 million 6.35 percent senior unsecured notes on March 30, 2017. Following these payments, Pengrowth's pro forma debt will be reduced to approximately $1.1 billion assuming February 21, 2017 exchange rates.

PENGROWTH 2016 Financial Results	80

CORPORATE PROFILE

DIRECTORS OF PENGROWTH ENERGY CORPORATION

Kelvin B. Johnston, Chairman
President
Wylander Crude Corp.

Derek W. Evans
President and CEO,
Pengrowth Energy Corporation

Wayne K. Foo
President & CEO,
Parex Resources Inc.

James D. McFarland
President and CEO,
Valeura Energy Inc.

A. Terence Poole
Corporate Director

Jamie C. Sokalsky
Corporate Director

D. Michael G. Stewart
Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and CEO

Douglas C. Bowles
Vice President and Controller

Steve J. De Maio
Senior Vice President, Thermal Operations

Dave Granger
Vice President, Human Resources

Andrew D. Grasby
Senior Vice President, General Counsel & Corporate Secretary

Randy Steele
Senior Vice President, Conventional Operations

Christopher G. Webster
Chief Financial Officer

TRANSFER AGENT

Computershare Trust Company

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
Bcf	billion cubic feet
boe*	barrels of oil equivalent
GJ	gigajoule
Mbbls	thousand barrels
MMbbls	million barrels
Mboe*	thousand barrels of oil equivalent
MMboe*	million barrels of oil equivalent
MMBtu	million British thermal units
Mcf	thousand cubic feet
MMcf	million cubic feet
Tcf	trillion cubic feet
MWh	mega watt hour
WTI	West Texas Intermediate
AECO	Alberta natural gas price point
AESO	Alberta power price point
NGI Chicago	Chicago natural gas price point

* 6 mcf of gas = 1 barrel of oil equivalent

PENGROWTH ENERGY CORPORATION

2100, 222 – 3rd Avenue SW
Calgary, AB T2P 0B4
Canada

Tel: 403.233.0224
Toll Free: 1.800.223.4122
Fax: 403.265.6251
Website: www.pengrowth.com

INVESTOR RELATIONS

Toll Free: 1.855.336.8814
Email: investorrelations@pengrowth.com

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